8/26


03029513

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Magician Industries Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4358 FISCAL YEAR 3-31-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE: 8/26/03

MAGICIAN

INDUSTRIES (HOLDINGS) LIMITED

通達工業(集團)有限公司

ANNUAL REPORT 2003 年報

82-4358

設 計 精 巧

ARIS

3-31-03


TRY
RECYCLE



"Exquisite Designs Meet Ingenious Creativity"

Never take a seemingly ordinary household item lightly – it invariably is a creation that embodies astute elements of culture, innovation, craftsmanship, style, deliberation, experience, technology and art.

Household products have to be handy and easy to use, with practical functionality. They must be able to serve their desired purposes and made to meticulous perfection. Even an item as simple as a lid cover has to be of exact measurements in order to be functional.

Magician considers functionality and quality as the two most fundamental product attributes. This is the platform upon which Magician has built its brands and established longstanding trust of its customers.

Quality and functionality aside, Magician's products exemplify display of vibrant colours and ingenious creativity; and can be compared to our younger generation – always on an improving trend. From the smiling faces of these children, we can see Nature's "perfect work" and feel their "refreshing spirits", which are exactly what Magician's products boast.

「設計精巧 創意無限」

不要小覷一件普通的家居用品，它往往是文化、創意、匠心、品味、思考、經驗、科技、藝術全部集一身，融匯在一起的成果。

家居中的用品，須得心應手；既有實際的功能，切合使用需要，還要做得精密。簡單如一個蓋子，都必須寬緊合度，功能歷久不頹。

在通達工業來說，功能與品質是最基本的要求。藉此，通達工業建立了卓越的品牌，贏得了客戶長期的信心。

功能以外，通達工業的產品色彩繽紛、創意無限。像全世界的小孩，一代比一代靈巧。在小孩的笑靨上，我們更看到完美，感受到清新的氣息。這正是通達工業產品的寫照。



創意無限



SAUCEPAN
STAINLESS STEEL
Magic Home
18-8 Stainless Steel



CONTENTS

Magician Industries (Holdings) Limited (the "Company") is a well-established manufacturer and distributor of a most comprehensive range of household and related specialty products which totaled at over 6,000 items, selling such products as well as providing OEM and ODM services to wholesalers and retailers in more than 40 countries.

Magician has its head office in Hong Kong and production base in Shenzhen, the People's Republic of China (the "PRC"). Equipped with state-of-the-art machinery and the most advanced technology, its production base achieved ISO9001: 2000 international standards accreditation in January 2003, which is a strong testament to the Company's outstanding production standards and management excellence.

On top of that, Magician possesses an efficient sales and distribution network in 30 major cities in Mainland China, spanning over a vast region from Guangzhou in southern China to Harbin in the north. It has also recently expanded into Inner Mongolia Autonomous Region.

In addition to being an OEM and ODM partner to world-renowned customers, Magician has also created and nurtured its own distinctive brand names, including "NICOLE design" which is widely available in approximately 4,000 retail outlets throughout the PRC.

Established in the early 1970s, Magician's businesses have grown consistently, with sales exceeding HK$523 million in the financial year of 2003. With its workforce expanded to more than 5,000 employees currently, Magician's annual export production fills up over 3,500 containers reaching all major international cities around the globe.



Magician At a Glance

BOARD OF DIRECTORS

Executive Directors

Mr KONG Yick Ming *(Chairman)*
Mr KU Ling Yu, John

Non-Executive Directors

Mr WONG Kwong Chi
Mr KEUNG Sau Tim

Independent Non-Executive Directors

Mr TSUI Sing Kee, Rawdon
Mr CHEUNG Sun Lung
Mr NG Wai Lung

COMPANY SECRETARY

Mr KWONG Lin Pik, Alvin

REGISTERED ADDRESS

Clarendon House, Church Street, Hamilton HM11, Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

Flat E-H, 24th Floor, Phase 2, Superluck Industrial Centre,
57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong

SECURITIES CODES

Hong Kong Stock Code: 526
American Depositary Receipt, Programme – Level 1,
Trading Symbol: MGCIY

AUDITORS

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

PRINCIPAL BANKERS

ABN•AMRO Bank
Bank of China

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Butterfield Corporate Services Limited
Rosebank Centre, 11 Bermudiana Road ,Pembroke, Bermuda

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Secretaries Limited
Ground Floor,
Bank of East Asia Harbour View Centre,
56 Gloucester Road,
Wanchai, Hong Kong

INVESTOR RELATIONS ADVISOR

PR Concepts Company Limited



Profiles of Directors and Senior Management





EXECUTIVE DIRECTORS

Mr KONG Yick Ming, aged 51, is the Chairman and Chief Executive Officer of the Company. He is responsible for corporate policy making, strategic planning, marketing and sales of the Group. Mr Kong has over 28 years' experience in the manufacture and sale of plastic and metal general houseware, kitchen ware, gift items, bathroom accessories and related household accessories. Mr Kong has been granted Young Industrialist Awards of Hongkong in 1996 and has been the honorary secretary of The Hong Kong Young Industrialists Council Limited for 1997 – 1999. He has also been the president of The Rotary Club of Tsuen Wan for 1995 – 1996 and the part-time vice president of The Xian Industries & Commerce Association for 2001 – 2003. Mr Kong has been awarded Associateship by the Professional Validation Council of Hong Kong Industries in 2002. He is a foundation member of China Charity Federation and an honorary consultant of Hong Kong Youths Unified Association. Mr Kong is also a member of the Third Plenary Committee of Jiedong County Guangdong Province of the Chinese People's Political Consultative Conference.

Mr KU Ling Yu, John, aged 55, is a solicitor and notary public, practising in Hong Kong since 1975. He was appointed Non-executive Director of the Company in June 2000 and Executive Director of the Company in September of the same year.

NON-EXECUTIVE DIRECTORS

Mr WONG Kwong Chi, aged 51, is an executive vice president and a director of Transpac Capital Limited, a company which is principally engaged in private equity investment in Mainland China and South East Asia. Mr Wong has over 20 years' experience in banking, manufacturing and direct investment industry. He holds a bachelor degree in science and a master degree in business administration from the Chinese University of Hong Kong. Mr Wong was the chairman of the Hong Kong Venture Capital Association and the vice chairman of the Hong Kong Electronic Industries Association. He is a committee member of the Hong Kong Young Industrialists Council Limited. He holds directorship in a number of private and public companies. He has been appointed Non-executive Director of the Company in 2000.

Mr TSUI Sing Kee, Rawdon, aged 59, Mr Tsui holds a master degree of business administration from the University of East Asia. He has been appointed Non-executive Director of the Company in 2000.

Mr CHEUNG Sun Lung, aged 45, graduated from Hong Kong Polytechnic. He has been appointed Non-executive Director of the Company in 2000.

Mr NG Wai Lung, aged 52, Mr Ng has over 23 years of experience in manufacturing and marketing electronic products. He holds an ordinary diploma in industrial


BBQ

Profiles of Directors and Senior Management

supervision and is a member of the Institute of Leadership and Management (formerly known as Institute for Supervision and Management) in United Kingdom. He holds directorship in a number of private companies and was formerly appointed as non-executive director of another listed company. He has been appointed Non-executive Director of the Company in 2000.

Mr KEUNG Sau Tim, aged 50, graduated from Hong Kong Polytechnic. He has been appointed Non-executive Director of the Company in 2000.

SENIOR MANAGEMENT

Mr KWONG Lin Pik, Alvin, aged 47, is the chief financial officer, chief operating officer and company secretary of the Group. He joined the Group in 2000 and is responsible for the overall supervision of finance and accounting function, company secretarial function, information technology function and the manufacturing operations of the Group. Mr Kwong has 11 years' experience in finance and accounting in both USA and Hong Kong. He holds a master degree of business administration from the San Francisco State University of USA. He is a member of the American Institute of Certified Public Accountants, a fellow member of the Hong Kong Society of Accountants and an associate member of Taxation Institute of Hong Kong. He is also a certified management accountant, a certified financial management, a certified internal auditor, a certified computing professional, a certified information systems auditor, a certified information security manager and a certified cash manager.

Mr NG Fun Hung, aged 30, is the financial controller of the Group. He joined the Group in 2002 and is responsible for the routine financial operations of the Group. Prior to joining the Group, Mr Ng worked for an international accounting firm in Hong Kong as audit manager. He has over 7 years' experience in auditing, accounting, finance and taxation. Mr Ng holds a bachelor degree of business administration in accounting from the Hong Kong Baptist University and a master degree of applied finance from the Macquarie University, Australia. He is a fellow member of the Association of Chartered Certified Accountants, an associate member of the Hong Kong Society of Accountants, an associate member of the Taxation Institute of Hong Kong, an associate member of the Hong Kong Institute of Company Secretaries and an associate member of the Institute of Chartered Secretaries and Administrators.

Ms SIN Mei Chun, Nadia, aged 45, is the general manager of human resources and public relations of the Group. She joined the Group in 1994 and is responsible for the human resources, public relations and administration functions of the Group. Ms Sin has over 22 years' experience in personnel and administration management. She holds a master degree of business administration from the Open University of Hong Kong and is a member of the Hong Kong Institute of Human Resource Management.


General Houseware
Storage Container
HARTIN
SAUCEPAN

Mr FUNG Shea Wang, aged 42, is the senior information technology manager of the Group. He joined the Group in 2002 and is responsible for the information technology function of the Group. Mr Fung has over 19 years' experience in developing information technology solutions, implementation of information systems and software development. He holds a bachelor degree of commerce (management and marketing) from the Curtin University of Technology and a master degree of business administration from the Open University of Hong Kong. He is a full member of the Internet Professionals Association, a full member of the Hong Kong Management Association, a full member of the Hong Kong Computer Society and a member of the Hong Kong Institute of Marketing. He is also a certified professional marketer of the Hong Kong Institute of Marketing and a certified information systems auditor.

Mr KONG Hok Yan, aged 29, is the senior divisional merchandising manager of international sales of the Group. He joined the Group in 1998 and is responsible for the development of new customer and new product, research of new manufacturing technology and the international market sales of the Group. Mr Kong holds a diploma of technology in financial management (corporate finance option) from the British Columbia Institute of Technology, Canada. He is a son of Mr Kong Yick Ming.

Ms YANG Shu Ying, aged 40, is the senior divisional merchandising manager of international sales of the Group. She joined the Group in 1992, left in 1995 and rejoined in 1996. Ms Yang is responsible for the international market sales of the Group. She has over 19 years' experience in marketing and sales of garment & sundry. Ms Yang graduated from Taiwan Ming Chuan Commercial Junior Women's College.

Ms TSANG Chiu Chi, Jinny, aged 31, is the senior operation manager of PRC sales of Nicole (China) Company Limited. She joined the Group in 2002 and is responsible for product development, marketing and sales functions in PRC market. Prior to joining the Group, Ms Tsang worked for a financial institution of Chinese-foreign joint venture banking corporation as senior global investment manager. She has over 5 years' experience in analysis of consumer behaviour & market and product sales. Ms Tsang holds a bachelor degree of science from the University of British Columbia of Vancouver, Canada.

Ms KONG Suk Ching, aged 25, is the merchandising manager of international sales of the Group. She joined the Group in 2000 and is responsible for the international market sales of the Group. Ms Kong holds a bachelor degree of arts from the Simon Fraser University, Canada. She is a daughter of Mr Kong Yick Ming.



TURNOVER DISTRIBUTION BY GEOGRAPHICAL MARKET

67%	North America
17%	Mainland China
8%	Hong Kong
5%	Europe
3%	Others

TURNOVER DISTRIBUTION BY PRODUCT



56%	General houseware
36%	Kitchen ware
4%	Bathroom accessories
4%	Gift items and others







Letter to Shareholders & Management Discussion and Analysis









Kong Yick Ming
Chairman

Dear Shareholders,

The year under review was one with considerable turbulence, but fortunately Magician was able to sail through smoothly with steady progress.

Over this time, while the aftermath of September 11 had not faded out completely, there were frequent fluctuations in crude oil price as well as raw material costs, mainly due to the war in Iraq. However, supported by a dedicated management and staff, Magician was able to overcome the difficulties and achieved encouraging results.

The most serious blow came at the end of the financial year, which was the sudden outbreak of Severe Acute Respiratory Syndrome ("SARS") in Hong Kong in late March, resulting in the cancellation of most trade shows held locally, in addition to discouraging customers from taking business trips to Hong Kong as much as they used to do before. The significant drop in the number of visitors to the Magician's factory and showrooms since May has certainly affected its business, although, I am relieved to report, the situation has improved at this time when I am writing to you.

In the midst of all the uncertain factors, it is my firm belief that Magician, with its solid structure, sound management, skilled staff, vast experience and development potential, as well as a dedication for higher achievements both as a manufacturer and as a provider of high quality household goods and related products, has a competitive edge and a unique position in the market. It has always been our goal to stand out among all other household-product manufacturers in quality and service. In order to succeed in an increasingly competitive environment like what we now have in every part of the world, we need to stress that Magician not only sells products of the best quality, but also offers ideas and services to its customers in enhancement of their businesses and profits. Magician's products are geared towards a combination of both innovative design and functionality, with a view to meeting consumers' needs and strengthening their confidence and loyalty.

Motivated by this customer-driven approach, Magician was able to register another year of encouraging results. For the year ended 31st March, 2003, the Group recorded a turnover of HK$523.4 million, a 20% increase over last year's HK$434.7 million. Net profit attributable to shareholders was HK$18.1 million, a 15% increase over the HK$15.7 million recorded in the previous year. Basic earnings per share were HK2.09 cents (2002: HK1.81 cents).

In order to retain capital for consolidation of strength and to prepare for challenges ahead, the board of directors has resolved not to recommend any final dividend for the year ended 31st March, 2003.

REDUCED LOAN BURDEN

During the year under review, Magician was able to make the two committed semi-annual payments on schedule, and thereby reduced the Group's term loan by 25% from HK$87.6 million to HK$65.6 million. Financing costs dropped by 33%, owing to the prevailing low interest rates and reduction of the principal. Barring unforeseen circumstances, we expect Magician will be able to make its scheduled term-loan payments punctually in the coming year.

INNOVATIVE RESEARCH & DEVELOPMENT

Magician has not relied solely on competitive pricing in promotion of its products, but has, more importantly, also provided creativity in its products through innovative research and development, in order to meet the needs of its customers and keep an edge ahead of its competitors. Previously, our R&D team created very popular items such as "Re-usable disposable storage box" and innovative non-stick bakeware. This year it has come up with microwaveable metal bakeware, silicone kitchen tools and stainless steel cookware, all of which generated good results.

SERVICE EXCELLENCE

Magician has worked hard to upgrade its services in order to maintain strong ties with customers. In this connection, a successful example may be quoted. From discussions with customers, we discovered that retailers always found it a tedious and time-consuming job to unpack goods on their arrival at destination and to have such goods placed on shelves one by one. Seeing that there was a need for a more convenient way to tackle this logistic problem, Magician devised a special display unit and placed its goods on that unit, all to be packed together for transportation, such that when they reached the retailer they could be unpacked and put on display at once without the need for any additional work – a one-stop solution for our customers. To make sure that the products would stay in place during shipment, repeated tests were carried out under simulated conditions. Magician was a pioneer in offering such service, which met with excellent responses.

INDUSTRY AWARD RECOGNIZES SUPERIOR PRODUCTION BASE

In January 2003, Magician was granted ISO 9001: 2000 international standards accreditation for its production base in China. This award recognizes professional management as well as the attainment of international quality standards in our factory, where the latest technology and state-of-the-art machinery are employed. We will continue to upgrade our standards and our production facilities to keep Magician an industry leader.

CHALLENGES AHEAD

We have always paid heed to the vigorous competition in our line of trade. The key to success lies in our ability to produce goods of the highest quality and to service our customers in the best way they wish. To achieve these is not only our constant goal, but also an incessant challenge that we know we face every day. The SARS epidemic in Hong Kong and Mainland China cast a cloud of uncertainty over our business. While scientists around the world work to develop a fast, definitive cure for SARS along with the appropriate treatment, Magician has already implemented all necessary precautions to protect the health of our staff and in turn to look after its shareholders' interests. I have every confidence that Magician will be able to tide over this period of difficulty and come out of this fierce





but temporary storm proven to be a strong and durable enterprise.

On a personal note, I cannot end this letter without extending my deepest sympathy to the families and friends of those who have died as result of SARS, in particular the medical workers amongst them, who deserve our highest respect.

As the saying goes, every cloud has a silver lining. Hong Kong people have, through the misfortune of the SARS incident, manifested their will and ability to overcome calamities in an honourable way, and will survive and thrive when the tide turns.

At Magician, I am proud to be able to report that we are gradually but steadily stepping out of our past difficulties and are striding forward with stable progress. Credit for our achievements go to our management team, our staff and all our shareholders, for their unfailing support and encouragement. I would like to take this opportunity to thank all of them, and to assure you that as a committed, unified force we shall continue to work hard to bring to Magician a prosperous and fruitful future.

Kong Yick Ming
Chairman

Hong Kong
18th July, 2003

FINANCIAL HIGHLIGHTS

General Information

For the year ended 31st March, 2003, the Group's turnover was HK$523.4 million, representing a 20% increase as compared to that of HK$434.7 million recorded last year. Operating profit grew by 19%, from HK$28 million to HK$33.2 million. Net profit attributable to shareholders increased proportionally to turnover, and grew by 15%, from HK$15.7 million in the financial year ended March 2002 to HK$18.1 million in that in 2003. The Group's basic earnings per share were HK2.09 cents and diluted earnings per share were HK1.54 cents.

No principal subsidiaries or associated companies were acquired or disposed of during the year. Investments held have not materially changed from those disclosed in last year's annual report.

Liquidity and Financial Resources

As at 31st March, 2003, the Group's net assets increased to HK$272.1 million, for a net asset value per share of HK31 cents. The Group's total assets as at that date were valued at HK$621.9 million, including cash and bank deposits totaling approximately HK$59.9 million. Consolidated borrowings amounted to HK$224.8 million. Debt-to-equity ratio has been further reduced, from 92% as at 31st March, 2002 to 83% as at 31st March, 2003. These improvements were due to the Group fulfilling its obligations under the debt-restructuring program and a decrease in bank borrowings.



Capital Structure

The Group's major borrowings included a five-year term loan, which had an outstanding balance of HK$65.6 million after paying four installments totaling HK$44 million over the last 24 months. The term loan, bearing a floating interest rate, is scheduled to be repaid completely in another 33 months.

Under the Debt Restructuring Deed dated 10th November, 2000, the Group also issued two convertible bonds, being zero coupon secured convertible bonds and 4% coupon secured convertible bonds, both maturing 15th December, 2005, which now stand at the sums of HK$30 million and HK$57.1 million respectively.

Since May 2002, all of the Group's borrowings have been denominated in Hong Kong dollars. In addition, all borrowings bearing interest have been made on a floating rate basis, except for the 4% coupon secured convertible bonds, which have a fixed interest rate. As a result of the stable, lower market interest rates and gradual repayment of debts, the Group's financial burden has been greatly alleviated; and finance costs for the year have dropped by 33% compared to last year. The Group's financial position is therefore sound, with sufficient credit facilities to support its operations.

Charges on Group Assets

As at 31st March, 2003, bank borrowings were secured by the Group's assets.

Details of Future Plans for Material Investments or Capital Assets

The Group does not have any future plans for material investments. There will, however, be a reasonable amount of expenditures on capital assets including, in particular, new machines and moulds to cope with production and market demands. Sources of funding are expected to come primarily from operating profits that the Group will generate, coupled with its banking facilities and leasing arrangements.

Exposure on Foreign-Exchange Fluctuations

The Group's monetary assets and liabilities were principally denominated in Hong Kong dollars, Chinese Renminbi and U.S. dollars. Inasmuch as the Hong Kong dollar is pegged to the U.S. dollar, and there has been minimal fluctuation in the Hong Kong dollar-to-Renminbi exchange rate, the Group had minor exposure to currency exchange risk.

Segment Information

Sales distribution by geographical area has not changed significantly. The Group's biggest market was still North America 67%, followed by Mainland China 17%, Hong Kong 8%, Europe 5% and others 3%.

Contingent Liabilities

The contingent liabilities of the Group have not changed materially from those disclosed in last year's annual report.



Employee Information

As at 31st March, 2003, the Group employed a workforce of 5,374 employees in its various offices and factories located in Hong Kong and Mainland China. Competitive remuneration packages were structured, commensurate with individual responsibilities, qualification, experience and performance. The Group provided management skills workshops, practical seminars for knowledge update, on-the-job training and safety training programs to its employees.

There was a share option scheme in force but no share option was granted during the year under review. No bonus has been paid other than sums, each equivalent to one additional month's salary, paid to individual staff members in December 2002 as part of agreed salary package, which applied to most of the employees.

REVIEW OF OPERATIONS

International Sales

Thanks to the Group's vigorous R&D-driven marketing initiatives and focus on expansion, growth in international sales for the year ended 31st March, 2003 was encouraging, with sales increase by 30%, from HK$302 million to HK$392.4 million. This increase was due to the excellent performance in the U.S., the Group's principal market. U.S. sales grew by 33%, from HK$235.4 million in financial year ended March 2002 to HK$313.7 million in financial year ended March 2003. The Canadian market also performed well, with sales at HK$36.4 million, a 14% increase as compared to the HK$31.8 million generated last year. The European market remained stable, with sales up 12% to reach HK$23.8 million, from HK$21.3 million recorded in financial year ended March 2002.

During the year under review, the most popular items sold internationally included microwaveable metal bakeware, disposable storage boxes, silicone products, kitchen utensils, non-stick bakeware, stainless steel cookware and night lights.

In addition to being able to produce and deliver high-quality goods of innovation and new designs, Magician's edge in international sales is its unique ability to provide one-stop-shopping solutions and to offer a wide variety of products. Magician has the expertise in development of products that overseas customers order on OEM terms, and is able to handle the entire process from production to delivery. In addition, the diversity of products that the Group offers allows overseas customers to purchase all the items they need with savings on time and costs.

Mainland China Sales

For the past few years, Magician has focused on brand building and launching new products. To increase its brand-name exposure further, during the year under review the Group participated in six national trade fairs, ran TV commercials and advertised extensively, which undoubtedly contributed to the success of the Group in reaching HK$91.6 million in sales in Mainland China. During the year, kitchen gadgets, microwave food-storage boxes, various soapbox and wall-hanger collections proved to be the most popular items.

To continue expanding its geographical coverage in Mainland China, the Group has appointed a new distributor in Xinjiang and set up a new branch in Kunming. Magician has forged closer business relationships with major customers as it progressively expands its operations in Mainland China,





particularly in secondary cities. Its sales network now covers 30 cities spanning 20 provinces, 4 municipal cities and 3 autonomous regions, supplying to 900 retail customers who together operate approximately 4,000 sales outlets in Mainland China. Seeing that foreign-owned mega stores are flourishing in Mainland China, the Group is conducting a feasibility study on opening concept shops in order to strengthen brand-name recognition. Magician will continue to place strong emphasis on product and packaging design of the type that will appeal to Mainland China consumers' increasingly sophisticated tastes as well as their aspirations for a modern lifestyle.

Hong Kong sales

Still affected by economic downturn, Hong Kong sales was slightly dropped during the year, with turnover decreasing from HK$42.3 million to HK$39.4 million. However, during the year under review, melamine dining ware and stainless steel pot set were the most popular items in Hong Kong.

PROSPECTS

We believe our main challenge in the coming year will come from SARS and its aftermath.

Internationally, Magician will tackle this problem by continuing to adopt a three-pronged strategy: develop innovative products, foster closer links with customers and use the Internet to identify and reach new customers. We expect the U.S. to remain our major market, while achieving higher growth in Europe. Among our products, silicone bakeware and kitchen tools, with their convenience and revolutionary concept and technology, should have the greatest potential in the coming year.

Though the recent SARS epidemic may drag China's economic growth rate, its fundamentals remain strong. The Group is confident in China's economic future and is poised to benefit from its growth. With the emergence in wealth and purchasing power of the middle class in Mainland China, which is estimated to comprise over 100 million people, quality of life will become an increasingly important issue. There will be a growing demand for innovative brand-name household products in line with this trend. In anticipation of this phenomenon, the Group has since as early as 1994 been focusing on developing its own brand name, "NICOLE design". During the year under review, the Group worked even harder to promote this brand, which we believe will yield good results. Among other things, the Group has appointed a sales and distribution agent in Hohhot, capital of the Inner Mongolia Autonomous Region, thus moving Magician's business further north in Mainland China.

In Hong Kong, despite the economic downturn and historically high unemployment rate, it is expected that Magician will continue to achieve stable growth.

Looking ahead, the Group believes that with a declining financial burden and its continuous efforts to alleviate any economic damage caused by SARS, Magician will maintain its overall performance as well as being equipped to face any unforeseen challenges.



In recent years, the practice of corporate governance has gained prominence within the global investment community, which fueled investors' calls for stricter internal controls and accountability. At Magician, we fully understand our shareholders' concerns and strive to maintain the highest ethical standards to ensure that the Group conducts its business in the best interests of its investors.

Audit Committee

An Audit Committee was established in Magician in August 2000. The current committee comprises two independent non-executive directors, Mr. Tsui Sing Kee, Rawdon and Mr. Ng Wai Lung, and one non-executive director, Mr. Keung Sau Tim. The Audit Committee has met four times during the financial year under review to consider the nature and scope of audit reviews and financial reporting matters (including interim and annual financial statements).

Special Taskforce Committee

With more than 5,000 employees, Magician well understands the importance of human resources planning to look after the development and growth of its dedicated workforce. A Special Taskforce Committee was established with this goal in mind. During the last few months, the taskforce, which comprises representatives from various departments in the Group, has done a great job in tackling the threat of SARS.

Management Meeting

To facilitate communications within the Group, senior management meetings chaired by the Chairman were held on a monthly basis to report on business and operational progress, as well as financial matters. Feedbacks from customers overseas and Mainland China were also exchanged with a view to improving service and enhancing product development.

These were important information-sharing sessions that not only strengthened the Group's internal communication network, but also helped to create clear and effective ideas, which were used to better define our strategies.

Code of Best Practice

Throughout the year ended 31st March, 2003, the Company has complied with the Code of Best Practice as provided in Appendix 14 of the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited, save for the fact that the independent non-executive directors of the Company are not appointed for specific terms. The term of office of each independent non-executive director is determined by his mandatory retirement by rotation in accordance with the Company's by-laws.





Corporate Governance

Magician understands that success is built on people. Our commitment to providing quality service to customers is fulfilled through our staff's professionalism and dedication. We recognize that development of our employees is most fundamental to the Group's growth and we therefore strive to optimize organizational performance through the application of human resources expertise.

Staff Development

There is a 5,374-strong staff force employed under the Group in its various offices and factories in Hong Kong and Mainland China as at 31st March, 2003. Management skills workshops, practical seminars for knowledge update, on-the-job training and safety-training programs are constantly provided to its employees at different levels, helping them to develop the necessary skills for their jobs as well as educating them generally to meet unexpected contingencies.

Remuneration and Rewards Schemes

To retain the most productive and beneficial environment for employees, the Group provides its staff with competitive remuneration packages that are commensurate with individual responsibilities, qualifications, experience and performance.

In line with its emphasis on performance and creating value, the Group offers a staff-incentive scheme. The scheme consists of granting share options and annual bonuses linked to performance and achievement.

Special Taskforce for the Prevention of SARS

During the period since the outbreak of SARS in Hong Kong and Mainland China, the Group set up a special taskforce to combat this epidemic and introduced a series of stringent health-care policies to protect its staff and to ensure continuation of operation. This special taskforce, headed by the Assistant to the CEO, comprises representatives from all departments and is responsible for the overall hygiene of the work environment and the well being of all staff. Everyone of the employees made a personal pledge to accept responsibility for personal hygiene, by avoiding places with contagious elements and keeping a healthy diet with adequate sleep and exercises.

The Group is pleased to report that its battle against SARS has been extremely successful. The care attention and diligent work of all the staff together, specially dedicated to combating against SARS, has not only helped in safeguarding the health of everyone in the Group but has also enhanced our morale and spirit in cooperation.





Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the annual general meeting of the abovenamed company (the "Company") will be held at 3rd Floor, Tang Room II, Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Tsimshatsui, Kowloon, Hong Kong on 26th September, 2003, at 10:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March, 2003.

2. To elect directors and to authorise the board of directors to fix remuneration of directors.

3. To appoint auditors and to authorise the board of directors to fix their remuneration.

4. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

   A. "THAT

   (a) subject to paragraph (c), the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue or the exercise of the subscription rights under the share option scheme of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution and the said approval shall be limited accordingly; and

   (d) for the purposes of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable laws to be held; and

   (iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

   "Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register of members of the Company on a



fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

B. "THAT

(a) the exercise by the directors of the Company during the Relevant Period of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution and the said approval be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable laws to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

C. "**THAT** conditional upon resolution no. 4B above being passed, the aggregate nominal amount of the number of shares in the capital of the Company which are repurchased by the Company under the authority granted to the directors of the Company as mentioned in resolution no. 4B above shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to resolution no. 4A above."

By Order of the Board
Kwong Lin Pik, Alvin
Company Secretary

Hong Kong, 18th July, 2003

Principal Office:
Flat E-H
24th Floor
Phase 2
Superluck Industrial Centre
57 Sha Tsui Road
Tsuen Wan
New Territories
Hong Kong

Notes:

(1) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint proxies to attend and vote in his stead. A proxy need not be member of the Company. In order to be valid, the form of proxy must be deposited at the Company's principal office in Hong Kong together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

(2) The register of members of the Company will be closed from 19th September, 2003 to 26th September, 2003, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrar in Hong Kong, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on 18th September, 2003.

(3) The annual report of the Company for the year ended 31st March, 2003 also containing this notice together with a circular setting out further information regarding resolution no. 4B above will be despatched to shareholders as soon as practicable.

Report of The Directors

The directors submit their report together with the audited accounts of Magician Industries (Holdings) Limited (hereinafter as the "Company") and its subsidiaries (together with the Company hereinafter as the "Group") for the year ended 31st March, 2003.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of its subsidiaries are the manufacturing and trading of household products.

RESULTS AND APPROPRIATIONS

The results of the Group for the year are set out in the consolidated profit and loss account on page 32.

The directors do not recommend the payment of a dividend.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 26 to the accounts.

FIXED ASSETS

Details of the movement in fixed assets of the Group are set out in note 14 to the accounts.

SUBSIDIARIES

Particulars of the Company's principal subsidiaries as at 31st March, 2003 are set out in note 15 to the accounts.

ASSOCIATED COMPANY

Particulars of the Group's associated company as at 31st March, 2003 are set out in note 16 to the accounts.

SHARE CAPITAL

Details of the share capital of the Company are set out in note 24 to the accounts.

DISTRIBUTABLE RESERVES

As at 31st March, 2003, the Company had no retained profits available for cash distribution and/or distribution in specie. Under the Companies Act 1981 of Bermuda (as amended), the Company's contributed surplus of approximately HK$158,398,000 (2002 – HK$158,398,000) is available for distribution, subject to certain conditions as described in note 26 to the accounts. The Company's share premium account of HK$282,049,000 (2002 – HK$282,049,000) as at 31st March, 2003 may be distributed in the form of fully paid bonus shares.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's bye-laws and there was no restriction against such rights under the laws of Bermuda.

FIVE-YEAR FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 66.







SHARE OPTIONS

Details of share options of the Company are set out in note 25 to the accounts.

DIRECTORS

The directors during the year were:

Executive directors:

Kong Yick Ming *(Chairman)*
Ku Ling Yu, John

Non-executive directors:

Wong Kwong Chi
Ku Yee Hong, Derek *(resigned on 15th November, 2002)*
Keung Sau Tim

Independent non-executive directors:

Tsui Sing Kee, Rawdon
Cheung Sun Lung
Ng Wai Lung

In accordance with the provisions of the Company's bye-laws, Mr Cheung Sun Lung and Mr Ng Wai Lung, retire from the board at the forthcoming annual general meeting and, being eligible, offer themselves for re-election. Based on the terms defined in the Company's bye-laws, all directors, except Chairman, are subject to retirement by rotation and offer themselves for re-election.

EMOLUMENTS OF DIRECTORS AND THE FIVE HIGHEST PAID EMPLOYEES

Details of the directors' emoluments and of the five highest paid employees of the Group are set out in notes 11 and 12 to the accounts, respectively.

DIRECTORS' SERVICE CONTRACTS

None of the directors who are proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group's business to which the Company, its fellow subsidiaries or its holding company, was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.







DIRECTORS' INTERESTS IN EQUITY OR DEBT SECURITIES

At 31st March, 2003, the interests of the directors and chief executive in the equity or debt securities of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")), as recorded in the register maintained by the Company under Section 29 of the SDI Ordinance or as notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Section 28 of the SDI Ordinance and the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") were as follows:

Name of director	Nature of interests	Number of issued ordinary shares of HK$0.10 each in the Company
Mr Kong Yick Ming *(Note 1)*	Corporate	286,984,000

Note 1:

Mr Kong Yick Ming is deemed to have a beneficial interest in 286,984,000 ordinary shares of the Company through Concept Developments Limited, the entire issued share capital of which is beneficially owned by Mr Kong Yick Ming.

The interests of the directors in the share options of the Company are disclosed below in the section "Share option scheme".

Save as disclosed above, at no time during the year, none of the directors and chief executive (including their spouse and children under 18 years of age) had any interest in, or had been granted, or exercised, any rights to subscribe for shares of the Company and its associated corporations, as defined in the SDI Ordinance.

SHARE OPTION SCHEME

The share option scheme adopted by the Company on 20th September, 1995 ("Old Option Scheme") was terminated on 8th August, 2002. A new share option scheme was adopted by the Company on 8th August, 2002, pursuant to which options may be granted to full-time employees (including directors) of the Company or its subsidiaries to subscribe for ordinary shares in the Company. As at 31st March, 2003, the particulars in relation to the share option scheme of the Company (the "Scheme"), as required under Rules 17.02 to 17.05 of Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

(a) Summary of details of the Scheme:

Purpose of the Scheme:
To enable the Company to grant options to the participant who accepts the offer of the grant of the options as incentives and/or rewards for their contributions made to the Group

Participants:
Full-time employees and directors (including executive, non-executive and independent non-executive directors) of any member of the Group

Total number of ordinary shares available for issue and the percentage of the issued share capital that it represents as at the date of the annual report:
86,873,344 ordinary shares ("Shares") (10% of the issued share capital)

Maximum entitlement of each participant:
Shall not exceed 1% of the aggregate number of ordinary shares issued and issuable under the share option scheme

Period within which the securities must be taken up as an option:
No option will be exercisable later than 10 years after its date of grant

Minimum holding period before an option can be exercised:
Will be defined by directors based on grantee's seniority and other relevant factors.

Period within which payments or loans must be made or repaid:
Not applicable

Basis of determining the exercise price:
Determined by the Board of Directors and shall be:
(1) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of offer; and
(2) the average of closing price of the Shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of offer,

whichever is higher provided that it shall not be lower than the nominal value of the Shares.

The remaining life of the Scheme:
The Scheme remains in force until 8th August, 2012

No share options had been granted under the Scheme up to 31st March, 2003.

(b) All share options granted under the Old Option Scheme lapsed in 2001 and no share options were granted or cancelled upon termination of employment during the year.

Saved as disclosed above, at no time during the year was the Company or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the directors, their spouses or their children under the age of 18 have any right to subscribe for the securities of the Company, or had exercised any such right during the year.

SUBSTANTIAL SHAREHOLDERS

The register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance shows that as at 31st March, 2003, the Company had been notified of the following substantial shareholders' interests, being 10% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of the directors and chief executive.

Name	Number of issued ordinary shares held
Transpac Nominees Pte Ltd.	213,279,577
Concept Developments Limited	286,984,000
Primewell Investment Limited *(Note 1)*	117,491,777

Note 1:

Ms Chan Ying Gi, Dorice is deemed to have a beneficial interest in 117,491,777 ordinary shares of the Company through Primewell Investment Limited, the entire issued share capital of which is beneficially owned by Ms Chan Ying Gi, Dorice. Included her personal interest of 32,703,421 ordinary shares, she is deemed to have a total of 150,195,198 ordinary shares of the Company.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

The percentages of purchases and sales for the year attributable to the Group's major suppliers and customers are as follows:

Purchases	
– the largest supplier	7.2%
– five largest suppliers	25.7%

Sales	
– the largest customer	41.0%
– five largest customers	49.8%

None of the directors, their associate or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's share capital) had an interest in the major suppliers or customers noted above.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the year.

RETIREMENT SCHEME

Particulars of retirement scheme of the Group are set out in note 23 to the accounts.

COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules issued by the Stock Exchange throughout the year ended 31st March, 2003, except that the independent non-executive directors are not appointed for specific terms.

AUDIT COMMITTEE

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for The Formation of An Audit Committee" published by the Hong Kong Society of Accountants.

The Audit Committee provides an important link between the Board and the Company's auditors in matters coming within the scope of the Group audit. It also reviews the effectiveness of both the external and internal audit and of internal controls and risk evaluation. The Committee comprises two independent non-executive directors, namely Mr Tsui Sing Kee, Rawdon and Mr Ng Wai Lung and one non-executive director, namely Mr Keung Sau Tim. Four meetings were held during the current financial year.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment. PricewaterhouseCoopers replaced Arthur Andersen & Co when it did not stand for reappointment at the annual general meeting in July 2002.

On behalf of the Board

Kong Yick Ming
Chairman

Hong Kong, 18th July, 2003



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

TO THE SHAREHOLDERS OF
MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
(incorporated in Bermuda with limited liability)

We have audited the accounts on pages 32 to 65 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of the accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st March, 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 18th July, 2003

	Note	2003 HK$'000	2002 HK$'000
Turnover	2	523,399	434,749
Cost of sales		(368,258)	(296,681)
Gross profit		155,141	138,068
Other revenues	2	2,832	3,483
Selling and distribution expenses		(43,844)	(32,418)
Administrative and other operating expenses		(80,888)	(81,103)
Operating profit	5	33,241	28,030
Finance costs	6	(7,069)	(10,595)
Share of (loss)/profit of an associated company		(320)	385
Profit before taxation		25,852	17,820
Taxation	7	(7,738)	(2,130)
Profit attributable to shareholders		18,114	15,690
Basic earnings per share, HK cents	9	2.09	1.81
Diluted earnings per share, HK cents	9	1.54	1.35

Consolidated Profit and Loss Account

For the year ended 31st March, 2003

	Note	2003 HK$'000	2002 HK$'000
ASSETS			
CURRENT ASSETS			
Cash and bank balances		18,951	13,745
Restricted bank deposits	31	40,923	42,140
Trade and bills receivables	18	95,598	77,034
Inventories	17	85,924	52,636
Prepayments, deposits and other receivables		11,008	6,300
Total current assets		252,404	191,855
FIXED ASSETS	14	368,337	371,029
INTEREST IN AN ASSOCIATED COMPANY	16	1,166	1,486
Total assets		621,907	564,370
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Trade payables	19	61,844	29,023
Other payables and accruals		47,472	38,407
Short-term bank loans	20	66,995	53,249
Current portion of long-term bank loans	20	22,000	24,401
Current portion of finance lease obligations	21	4,501	4,050
Tax payable		12,737	3,117
Total current liabilities		215,549	152,247
LONG-TERM PAYABLE		2,836	2,836
LONG-TERM BANK LOANS	20	43,641	65,641
FINANCE LEASE OBLIGATIONS	21	549	–
CONVERTIBLE BONDS	22	87,127	87,127
DEFERRED TAX LIABILITIES	27	127	2,555
Total liabilities		349,829	310,406
SHAREHOLDERS' EQUITY			
Share capital	24	86,873	86,873
Reserves	26	185,205	167,091
Total shareholders' equity		272,078	253,964
Total liabilities and shareholders' equity		621,907	564,370

Kong Yick Ming
Chairman

Ku Ling Yu, John
Director


Consolidated Balance Sheet

As at 31st March, 2003

	Note	2003 HK$'000	2002 HK$'000
ASSETS			
CURRENT ASSETS			
Cash and bank balances		172	71
Restricted bank deposits	31	40,923	42,140
Prepayments, deposits and other receivables		457	340
Due from subsidiaries	15	38,430	–
Total current assets		79,982	42,551
INTERESTS IN SUBSIDIARIES	15	334,868	375,225
Total assets		414,850	417,776
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Other payables and accruals		2,748	3,565
Current portion of long-term bank loans	20	22,000	22,000
Current portion of finance lease obligations	21	4,399	–
Due to subsidiaries	15	14,612	–
Total current liabilities		43,759	25,565
LONG-TERM PAYABLE		2,836	2,836
LONG-TERM BANK LOANS	20	43,641	65,641
FINANCE LEASE OBLIGATIONS	21	467	–
CONVERTIBLE BONDS	22	87,127	87,127
Total liabilities		177,830	181,169
SHAREHOLDERS' EQUITY			
Share capital	24	86,873	86,873
Reserves	26	150,147	149,734
Total shareholders' equity		237,020	236,607
Total liabilities and shareholders' equity		414,850	417,776

Kong Yick Ming
Chairman

Ku Ling Yu, John
Director


Balance Sheet

As at 31st March, 2003

	Note	2003 HK$'000	2002 HK$'000
Total equity at beginning of year		253,964	238,274
Profit for the year	26	18,114	15,690
Total equity at end of year		272,078	253,964

Consolidated Statement of Changes in Equity

For the year ended 31st March, 2003

	Note	2003 HK$'000	As restated 2002 HK$'000
Net cash inflow generated from operations	28(a)	58,833	73,001
Interest paid		(6,425)	(10,209)
Hong Kong profits tax paid		–	–
Overseas profits tax paid		(546)	(1,303)
Net cash inflow from operating activities		51,862	61,489
Investing activities			
Decrease/(increase) in restricted bank deposits		1,217	(1,111)
Purchases of fixed assets		(30,016)	(23,146)
Proceeds from disposals of fixed assets		429	3,549
Interest received		1,191	560
Net cash outflow from investing activities		(27,179)	(20,148)
Net cash inflow before financing		24,683	41,341
Financing activities	28(b)		
New short-term bank loans payable		13,746	–
Repayment of bank loans		(24,401)	(32,683)
Interest element of finance lease payments		(644)	(689)
Capital element of finance lease payments		(8,178)	(4,164)
Net cash outflow from financing activities		(19,477)	(37,536)
Increase in cash and cash equivalents		5,206	3,805
Cash and cash equivalents at beginning of year		13,745	9,597
Effect of foreign exchange rate changes, net		–	343
Cash and cash equivalents at end of year		18,951	13,745

Consolidated Cash Flow Statement

For the year ended 31st March, 2003

1 PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policy below, certain properties are stated at fair value.

In the current year, the Group adopted the following Statements of Standard Accounting Practice ("SSAP") issued by the HKSA which are effective for accounting periods commencing on or after 1st January, 2002:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 34 (revised)	:	Employee benefits

The adoption of the SSAPs had no material impact on the reported financial results of the Group.

(b) Group accounting

(i) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st March.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill or goodwill/negative goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

1 PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(b) Group accounting (Continued)

(ii) Associated company

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

In the Company's balance sheet the interests in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

Equity accounting is discontinued when the carrying amount of the interest in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(iii) Foreign currency

(i) Foreign currency transactions

The Company and its subsidiaries maintain their books and records in the primary currencies of their respective countries. Transactions in other currencies are translated into the local currencies at exchange rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in other currencies at the balance sheet date are re-translated at exchange rates prevailing at that date. All exchange differences, other than those capitalised as a component of borrowing costs, are recognised in the profit and loss account in the period in which they arise.

(ii) Foreign entities

The accounts of foreign consolidated subsidiaries are translated into Hong Kong dollars using the year-end exchange rates with respect to the balance sheet, and the average rate for the year with respect to the profit and loss account. All resulting translation differences are included in the translation reserve included in equity.

(iii) Foreign operations

Where the operations of a foreign company are integral to the operations of the Group, the translation principles are applied as if the transactions of the foreign operations had been those of the Group, i.e. foreign currency monetary items are translated using the closing rate, income and expense items are translated at the exchange rates in effect on the dates of the transactions, and resulting exchange differences are recognised in the profit and loss account during the year.



1 PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(c) Fixed assets

(i) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are valued by an independent qualified valuer. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(ii) Construction-in-progress

Construction-in-progress represents plant and properties under construction and is stated at cost less accumulated impairment losses. This includes cost of construction, plant and equipment and other direct costs plus borrowing costs which include interest charges and exchange differences arising from foreign currency borrowings used to finance these projects during the construction period, to the extent these are regarded as an adjustment to interest costs.

Construction-in-progress is not depreciated until such time as the assets are completed and ready for their intended use.

(iii) Other fixed assets

Fixed assets, other than investment properties and construction-in-progress, are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed assets beyond its originally assessed standard of performance, the expenditure is capitalised as an additional cost of the fixed asset.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(c) Fixed assets (Continued)

(iv) Depreciation

Depreciation is calculated on the straight-line basis at annual rates estimated to write off the depreciable amount of each asset over its estimated useful life. The principal annual rates or useful lives are as follows:

Leasehold land	Over the terms of the leases
Buildings	2% or the terms of the leases, if shorter
Leasehold improvements	14.3% – 20%
Plant and machinery	20%
Furniture, fixtures, office and computer equipment	20%
Motor vehicles	20% – 25%
Moulds	20%

(v) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in construction-in-progress and other fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset other than investment properties and construction-in-progress is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.

(d) Assets under leases

(i) Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in long-term liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(ii) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(e) Inventories

Inventories comprise stocks and work in progress and are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(f) Trade receivables

Provision is made against trade receivables to the extent they are considered to be doubtful. Trade receivables in the balance sheet are stated at net of such provision.

(g) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts.

(h) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(i) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

(ii) Defined contribution plans

The Group operates a defined contribution plan for the Hong Kong employees based on local laws and regulations. The plan covers full-time employees. The Group's contributions to the defined contribution plan are expensed as incurred.

Pursuant to the Mainland China law and regulations, contributions to the defined contribution retirement schemes for the Group's local staff are made to the relevant government authorities in Mainland China, which are calculated based on certain percentages of the applicable payroll costs as stipulated under the requirements in Mainland China. These contributions are charged to the consolidated profit and loss account as incurred.

(j) Deferred taxation

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(k) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

(l) Revenue recognition

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

Rental income is recognised on a straight-line basis over the lease terms.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(m) Borrowing costs

Interest is expensed as incurred, except for interest directly attributable to the construction of leasehold land and buildings under development which is capitalised as part of the cost of that leasehold land and buildings. Interest is capitalised at the weighted average cost of the related borrowings up to the date of completion of the leasehold land and buildings.

Other borrowing costs, including amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs are recognised as an expense in the year incurred.

(n) Segments

In accordance with the Group's internal financial reporting the Group has determined that geographical segment be presented as the primary reporting format and no business segment information is provided as over 90% of the turnover and contribution to the Group's results are attributable to the manufacturing and trading of household products in Hong Kong and Mainland China.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located. Unallocated costs represent corporate expenses.

No analysis of the segment assets, liabilities and capital expenditure information by geographical locations is provided as all the production facilities of the Group are located in Mainland China.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(o) Subsequent events

Post-year-end events that provide additional information about the Group's position at the balance sheet date or those that indicate the going concern assumption is not appropriate (adjusting events), are reflected in the accounts. Post-year-end events that are not adjusting events are disclosed in the notes when material.

(p) Use of estimates

The preparation of accounts in conformity with accounting principles generally accepted in Hong Kong requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2 TURNOVER AND OTHER REVENUES

An analysis of turnover and other revenues are follows:

	Group	
	2003	2002
	HK$'000	HK$'000
Turnover		
Sale of goods	523,399	434,749
Other revenues		
Rental income, net of outgoings	444	454
Interest income	1,191	1,671
Others	1,197	1,358
	2,832	3,483
Total revenues	526,231	438,232

3 SEGMENT INFORMATION

(a) Geographical segments

An analysis of the Group's turnover and results for the year by location of customers is as follows:

	Turnover		Segment results	
	2003	2002	2003	2002
	HK$'000	HK$'000	HK$'000	HK$'000
United States of America	313,742	235,424	63,056	51,700
Canada	36,380	31,809	5,354	7,523
Hong Kong	39,432	42,274	9,676	6,784
Mainland China	91,558	90,453	763	11,206
Europe	23,817	21,301	3,323	4,621
Others	18,470	13,488	3,780	3,383
	523,399	434,749	85,952	85,217
Unallocated costs			(52,711)	(57,187)
Operating profit			33,241	28,030

(b) No business segment information is provided as over 90% of the turnover and contribution to the Group's results are attributable to the manufacturing and trading of household products.

4 MAJOR CUSTOMER

During the year, the largest customer accounted for approximately 41% (2002 – 29%) of the total sales of the Group.

5 OPERATING PROFIT

Operating profit is stated after crediting and charging the following:

	Group	
		As restated
	2003	2002
	HK$'000	HK$'000
Crediting:		
Write-back of provision for bad and doubtful debts	427	–
Write-back of provision for inventory obsolescence	7,403	6,593
Interest income	1,191	1,671
Rental income (less outgoings)	444	454
Write-back of provision for impairment in value of an associated company	294	85
Charging:		
Auditors' remuneration	800	800
Depreciation:		
– Owned fixed assets	36,478	40,868
– Leased fixed assets	1,141	3,284
	37,619	44,152
Operating lease rentals of land and buildings	6,121	5,858
Staff costs (excluding directors' emoluments)	79,734	56,153
Exchange losses, net	924	86
Loss on disposal of fixed assets	1,824	503
Provision for bad and doubtful debts	–	1,940
Deficit on revaluation of investment properties	2,014	–

6 FINANCE COSTS

	Group	
	2003	2002
	HK$'000	HK$'000
Interest on:		
Bank borrowings wholly repayable within five years	4,140	7,676
Convertible bonds	2,285	2,291
Finance lease obligations	644	689
Total finance costs	7,069	10,656
Less: Interest capitalised in construction-in-progress *(note 14)*	–	(61)
	7,069	10,595

7 TAXATION

	Group	
	2003	2002
	HK$'000	HK$'000
Hong Kong		
– Current year provision	9,620	235
Mainland China		
– Current year provision	546	174
Deferred tax *(note 27)*	(2,428)	1,721
Tax expenses for the year	7,738	2,130

Hong Kong profits tax has been provided at the rate of 16% (2002 – 16%) on the estimated assessable profit for the year. Overseas taxation has been calculated on the estimated assessable profit for the year at the rates prevailing in the respective jurisdictions.

The tax exemption and relief period of the Group's subsidiary registered in Mainland China expired in 2001. During the year, the Mainland China income tax has been provided at 15% on the estimated assessable profits generated by the Mainland China subsidiary.

As at 31st March, 2003, the Inland Revenue Department of Hong Kong had issued notices of assessments or additional assessments to a number of the companies within the Group and challenged certain intercompany charges and profit allocations within the Group for Hong Kong profits tax purposes. The Group has filed objections to these assessments. Depending on the outcome of the final assessments, the Group may be subject to additional tax. In this connection, management believes that the Group has made an adequate provision for the potential additional tax liabilities.

8 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders included the Company's net profit of approximately HK$413,000 (2002 – HK$98,000).

9 EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of approximately HK$18,114,000 (2002 – HK$15,690,000), divided by the weighted average number of ordinary shares outstanding during the year of 868,733,440 shares (2002 – 868,733,440 shares).

The calculation of diluted earnings per share is based on adjusted consolidated net profit of approximately HK$20,034,000 (2002 – HK$17,610,000) on the assumption that all convertible bonds were converted on 1st April, 2002 and on the weighted average number of 1,304,366,720 shares (2002 – 1,304,366,720 shares) deemed to have been in issue during the year.

Reconciliation of the number of ordinary shares for calculation of basic and diluted earnings per share are as follows:

	Group	
	2003	2002
Weighted average number of ordinary shares used in calculating basic earnings per share	868,733,440	868,733,440
Deemed issue of ordinary shares at no consideration	435,633,280	435,633,280
Weighted average number of ordinary shares used in calculating diluted earnings per share	1,304,366,720	1,304,366,720

10 STAFF COSTS

	Group	
		As restated
	2003	2002
	HK$'000	HK$'000
Wages and salaries	70,632	52,975
Termination benefits	2,586	2,100
Pension costs – defined contribution plans *(note 23)*	6,516	1,078
	79,734	56,153

11 DIRECTORS' EMOLUMENTS

Directors' emoluments disclosed pursuant to the Listing Rules issued by the Stock Exchange and Section 161 of the Hong Kong Companies Ordinance are as follows:

	Group	
	2003	2002
	HK$'000	HK$'000
Fees:		
Executive directors	–	–
Non-executive directors	140	140
Independent non-executive directors	580	580
	720	720
Other emoluments:		
Executive directors:		
Basic salaries, housing benefits, other allowances and benefits in kind	2,950	2,280
Contributions to pension scheme	24	24
	3,694	3,024

The emoluments of the directors analysed by the number of directors and emolument ranges are as follows:

	Group Number of directors	
	2003	2002
Nil – HK$1,000,000	6	6
HK$1,000,001 – HK$1,500,000	2	2
	8	8

There were no arrangements under which a director waived or agreed to waive any remuneration during the year.

12 FIVE HIGHEST PAID EMPLOYEES

Of the five highest paid employees in the Group, two (2002 – two) are directors of the Company whose emoluments are included in note 11 above. The emoluments payable to the remaining three (2002 – three) highest paid employees are as follows:

	Group	
	2003	2002
	HK$'000	HK$'000
Basic salaries, housing benefits, other allowances and benefits in kind	2,895	2,675
Contributions to pension scheme	24	31
	2,919	2,706

The emoluments fell within the following band:

	Group Number of employees	
	2003	2002
Emolument bands		
Nil – HK$1,000,000	2	2
HK$1,000,001 – HK$1,500,000	1	1
	3	3

13 ADDITIONAL FINANCIAL INFORMATION ON CONSOLIDATED BALANCE SHEET

As at 31st March, 2003, the net current assets of the Group amounted to approximately HK$36,855,000 (2002 – HK$39,608,000). On the same date, the total assets less current liabilities were approximately HK$406,358,000 (2002 – HK$412,123,000).

14 FIXED ASSETS

	Group 2003								
	Investment properties HK$'000	Leasehold land and buildings HK$'000	Leasehold improvements HK$'000	Plant and machinery HK$'000	Furniture, fixtures, office and computer equipment HK$'000	Motor vehicles HK$'000	Moulds HK$'000	Construction-in-progress HK$'000	Total HK$'000
Cost or valuation:									
Beginning of year	3,614	327,005	21,643	94,392	29,771	14,391	134,279	-	625,095
Additions	-	52	188	12,867	3,014	545	19,213	3,315	39,194
Disposals	-	-	(60)	(1,282)	(563)	(1,956)	(9,081)	-	(12,942)
Revaluation *(note 5)*	(2,014)	-	-	-	-	-	-	-	(2,014)
Transfer from construction-in-progress	-	1,444	1,169	443	-	-	-	(3,056)	-
End of year	1,600	328,501	22,940	106,420	32,222	12,980	144,411	259	649,333
Accumulated depreciation and impairment:									
Beginning of year	-	28,302	13,528	77,732	23,673	12,698	98,133	-	254,066
Charge for the year	-	6,798	2,646	7,190	3,191	1,177	16,617	-	37,619
Disposals	-	-	(45)	(1,241)	(549)	(1,862)	(6,992)	-	(10,689)
End of year	-	35,100	16,129	83,681	26,315	12,013	107,758	-	280,996
Net book value									
End of year	1,600	293,401	6,811	22,739	5,907	967	36,653	259	368,337
Beginning of year	3,614	298,703	8,115	16,660	6,098	1,693	36,146	-	371,029

14 FIXED ASSETS (Continued)

The analysis of the cost or valuation at 31st March, 2003 of the above assets is as follows:

	Investment properties HK$'000	Leasehold land and buildings HK$'000	Leasehold improvements HK$'000	Plant and machinery HK$'000	Furniture, fixtures, office and computer equipment HK$'000	Motor vehicles HK$'000	Moulds HK$'000	Construction-in-progress HK$'000	Total HK$'000
At cost	-	328,501	22,940	106,420	32,222	12,980	144,411	259	647,733
At valuation	1,600	-	-	-	-	-	-	-	1,600
	1,600	328,501	22,940	106,420	32,222	12,980	144,411	259	649,333

The anlaysis of the cost or valuation at 31st March, 2002 of the above assets is as follows:

	Investment properties HK$'000	Leasehold land and buildings HK$'000	Leasehold improvements HK$'000	Plant and machinery HK$'000	Furniture, fixtures, office and computer equipment HK$'000	Motor vehicles HK$'000	Moulds HK$'000	Construction-in-progress HK$'000	Total HK$'000
At cost	-	327,005	21,643	94,392	29,771	14,391	134,279	-	621,481
At valuation	3,614	-	-	-	-	-	-	-	3,614
	3,614	327,005	21,643	94,392	29,771	14,391	134,279	-	625,095

Net book value of leased assets:

	Investment properties HK$'000	Leasehold land and buildings HK$'000	Leasehold improvements HK$'000	Plant and machinery HK$'000	Furniture, fixtures, office and computer equipment HK$'000	Motor vehicles HK$'000	Moulds HK$'000	Construction-in-progress HK$'000	Total HK$'000
At 31st March, 2003	-	-	-	7,803	-	234	-	-	8,037
At 31st March, 2002	-	-	-	-	-	-	2,860	-	2,860

14 FIXED ASSETS (Continued)

The Group's interests in investment properties and leasehold land and buildings at their net book values are analysed as follows:

	Group	
	2003	2002
	HK$'000	HK$'000
Under medium term leases:		
Hong Kong	26,548	29,141
Mainland China	268,453	273,176
	295,001	302,317

Investment properties were revalued at 28th February, 2003 on the basis of their open market value by C.S Surveyor, an independent qualified valuer employed by the Group.

All of the Group's fixed assets are pledged against secured bank loans and convertible bonds of approximately HK$105.6 million (2002 – HK$129.5 million) and HK$87.1 million (2002 – HK$87.1 million) respectively.

The Group's construction-in-progress is all situated outside Hong Kong under medium term leases. During the year ended 31st March, 2003, no material interest was capitalised in leasehold land and buildings (2002 – HK$61,000).

15 INTERESTS IN SUBSIDIARIES/AMOUNTS DUE FROM (TO) SUBSIDIARIES

	Company	
	2003	2002
	HK$'000	HK$'000
Non-current:		
Unlisted shares, at cost	158,598	158,598
Due from subsidiaries	518,436	578,030
Due to subsidiaries	(48,253)	(67,282)
	628,781	669,346
Less: Provision for impairment in value	(293,913)	(294,121)
	334,868	375,225
Current:		
Due from subsidiaries	38,430	–
Due to subsidiaries	(14,612)	–

15 INTERESTS IN SUBSIDIARIES/AMOUNTS DUE FROM (TO) SUBSIDIARIES (Continued)

Details of the Company's principal subsidiaries as at 31st March, 2003 are as follows:

Name	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity interest attributable to the Company	Principal activities
Directly held				
Magician Investments (BVI) Limited	British Virgin Islands	US$6 ordinary	100%	Investment holding
Treasure Trend Development Limited	British Virgin Islands	US$1 ordinary	100%	Investment holding
Indirectly held				
Diyon Development Limited	Hong Kong	HK$3 ordinary	100%	Purchasing of paper, plastic and metal materials and products
Magicgrand Development Limited	British Virgin Islands	US$1 ordinary	100%	Manufacturing and trading of plastic and metal products
Magician Industrial Company Limited	Hong Kong	HK$5 ordinary	100%	Marketing and trading of plastic and metal products
Jinda Plastic Metal Products (Shenzhen) Co., Ltd.	Mainland China	HK$180,000,000 registered capital	100%	Manufacturing and trading of plastic and metal products
More Concept Limited	Hong Kong	HK$3 ordinary	100%	Marketing and trading of plastic and metal products
Nicole (China) Company Limited	Hong Kong	HK$2 ordinary	100%	Marketing and trading of plastic and metal products
Grandmate Industrial Company Limited	Hong Kong	HK$251,000 ordinary	100%	Marketing and trading of plastic and metal products
Hopeward Holdings Limited	British Virgin Islands	US$1 ordinary	100%	Property holding
Falton Investment Limited	Hong Kong	HK$2 ordinary	100%	Property holding

15 INTERESTS IN SUBSIDIARIES/AMOUNTS DUE FROM (TO) SUBSIDIARIES (Continued)

All of the above subsidiaries operate principally in Hong Kong except for Magicgrand Development Limited and Jinda Plastic Metal Products (Shenzhen) Co., Ltd.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or formed a substantial portion of net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

The balances with subsidiaries are unsecured, interest-free and have no fixed terms of repayment, except for the amounts due from/to subsidiaries arising from general working capital transactions, which are classified as current assets and current liabilities.

The directors are of the opinion that the underlying value of the subsidiaries was not less than the carrying amount of the subsidiaries as at 31st March, 2003.

16 INTEREST IN AN ASSOCIATED COMPANY

	Group	
	2003	2002
	HK$'000	HK$'000
Share of net assets	1,106	1,426
Due from an associated company	524	818
	1,630	2,244
Less: Provision for impairment in value	(464)	(758)
	1,166	1,486

The amount due from the associated company is unsecured, interest bearing at 4% per annum and has no fixed repayment terms.

The Group holds 40% of the issued share capital of Techable Industrial Limited, a company that is incorporated in Hong Kong and is engaged in the manufacturing and trading of metal products in Hong Kong.

The directors are of the opinion that the underlying value of the associated company was not less than its carrying amount as at 31st March, 2003.

17 INVENTORIES

	Group	
	2003	2002
	HK$'000	HK$'000
Raw materials	29,840	21,502
Work in progress	20,014	12,880
Finished goods	46,952	36,539
	96,806	70,921
Less: Provision for inventory obsolescence	(10,882)	(18,285)
	85,924	52,636

At 31st March, 2003, no inventories are carried at net realisable value.

18 TRADE AND BILLS RECEIVABLES

	Group	
	2003	2002
	HK$'000	HK$'000
Trade receivables	100,530	83,000
Bills receivable	5,718	5,111
	106,248	88,111
Less: Provision for bad and doubtful debts	(10,650)	(11,077)
	95,598	77,034

18 TRADE AND BILLS RECEIVABLES (Continued)

An aging analysis of trade and bills receivables is set out below:

	Group	
	2003	2002
	HK$'000	HK$'000
Less than 1 month	40,857	35,924
1 month to 2 months	25,427	20,780
2 months to 3 months	15,915	12,075
3 months to 6 months	12,903	9,116
6 months to 1 year	4,737	4,776
More than 1 year	6,409	5,440
	106,248	88,111
Less: Provision for bad and doubtful debts	(10,650)	(11,077)
	95,598	77,034

Trade receivables are due after 30 days to 60 days.

19 TRADE PAYABLES

An aging analysis of trade payables is set out below:

	Group	
	2003	2002
	HK$'000	HK$'000
Less than 3 months	52,678	25,665
3 months to 6 months	7,396	1,818
6 months to 1 year	793	1,245
More than 1 year	977	295
	61,844	29,023

20 BANK BORROWINGS

	Group		Company	
	2003	2002	2003	2002
	HK$'000	HK$'000	HK$'000	HK$'000
Mortgage loan	–	2,401	–	–
Short-term bank loans	66,995	53,249	–	–
Long-term bank loan	65,641	87,641	65,641	87,641
	132,636	143,291	65,641	87,641
Of which:				
Secured	132,636	143,291	65,641	87,641
The terms of repayment of the bank borrowings are analysed as follows:				
Within one year or on demand	88,995	77,650	22,000	22,000
More than one year, but not exceeding two years	22,000	22,000	22,000	22,000
More than two years, but not exceeding five years	21,641	43,641	21,641	43,641
Total within five years	132,636	143,291	65,641	87,641
Portion classified in current liabilities	(88,995)	(77,650)	(22,000)	(22,000)
Long-term portion	43,641	65,641	43,641	65,641

In November 2000, the Group entered into a Debt Restructuring Deed ("DRD") with eighteen bankers ("Bank Group") of the Group to restructure the outstanding bank indebtedness of the Group. Details of which could be found in the Group's announcement dated 30th October, 2000 and in the 2001 and 2002 annual reports.

As a result of the debt restructuring, (i) a debt compromise arrangement was made to settle a certain amount of the debt; (ii) a significant portion of the outstanding debts of the Group was dealt with through the issuance of convertible bonds (see note 22); and (iii) the balance of approximately HK$110 million was dealt with through a long-term loan with interest at the 3-month Hong Kong Inter-bank Offer Rate plus 1% per annum. The principal of the long-term loan is repayable every six months at HK$11 million with the final payment on 17th December, 2005. At the end of the fifth year, the remaining balance of the term loan is due in full. Interest expense associated with the term loan is payable on a quarterly basis.

At 31st March, 2003, the long-term bank loan was secured by pledges of the Group's fixed assets (see note 14) as well as certain restricted bank deposits (see note 31(b)).

21 FINANCE LEASE OBLIGATIONS

As at 31st March, 2003, the Group's and the Company's finance lease liabilities were repayable as follows:

	Group		Company	
	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000
Total minimum lease payments under finance leases:				
– Within one year	4,726	4,271	4,612	–
– In the second year	556	–	471	–
	5,282	4,271	5,083	–
Future finance charges on finance leases	(232)	(221)	(217)	–
Present value of finance lease liabilities	5,050	4,050	4,866	–
The present value of finance lease liabilities is as follows:				
– Within one year	4,501	4,050	4,399	–
– In the second year	549	–	467	–
	5,050	4,050	4,866	–

22 CONVERTIBLE BONDS

	Group and Company	
	2003 HK$'000	2002 HK$'000
Zero Coupon Secured Convertible Bonds ("Zero CB"):		
Beginning and end of year	30,000	30,000
4% Coupon Secured Convertible Bonds ("4% CB"):		
Beginning and end of year	57,127	57,127
Total	87,127	87,127

The Zero CB and 4% CB were issued at their principal amounts and bear interest at 0% and 4% per annum respectively. The Company may, at any time, redeem all or part of the Zero CB and/or 4% CB at their principal amounts together with all interest outstanding before 15th December, 2005. The Zero CB and 4% CB are guaranteed by the Group's fixed assets (see note 14).

22 CONVERTIBLE BONDS (Continued)

The major terms of the Zero CB and the 4% CB are as follows: (i) repayment of the principal amount outstanding together with all interest outstanding on the 5th anniversary of the date of issue; (ii) conversion rights at HK$0.20 per share, or at HK$0.15 per share in the event of default, for fully paid ordinary shares of the Company (subject to further adjustment as stipulated in the DRD); (iii) a conversion period of 5 years from the date of issue; and (iv) in respect of the 4% CB, an annual interest rate of 4% payable in arrears every six months.

Subject to the rights of redemption by the Company, the Zero CB and 4% CB are convertible into fully paid ordinary shares of HK$0.10 each of the Company at the option of the holder at a conversion price of HK$0.20 per share at any time on or before 15th December, 2005. The conversion price is subject to adjustment upon the occurrence of certain events as defined in the agreement pertaining to the issuance of the Zero CB and 4% CB.

According to the DRD, the Group has to, amongst others, comply with the following financial covenants:

(a) The gearing ratio should not exceed 100% for the years ending from 31st December, 2003 to 2005;

(b) The ratio of EBIT to interest expense should not be less than 1.5 for the year ending 31st December, 2003 and should not be less than 2.0 for the year ending 31st December, 2004;

(c) The tangible net worth should not be less than HK$200,000,000 for the years ending from 31st December, 2003 to 2005.

As at 31st March, 2003, the Group was in compliance with the above financial covenants.

23 PENSION RETIREMENT OBLIGATIONS

Since 1st December, 2000, the Group has arranged for its employees in Hong Kong to join the Mandatory Provident Fund Scheme (the "MPF Scheme"). The MPF Scheme was introduced pursuant to the Mandatory Provident Fund legislation introduced during that year. Under the MPF Scheme, the Group and each of the employees make monthly contributions to the scheme at 5% of the employees' earnings as defined under the Mandatory Provident Fund legislation. Both the employer's and the employees' contributions are subject to a cap of monthly earnings of HK$20,000. For those employees with monthly earnings less than HK$5,000, the employees' contributions are voluntary.

The Group's subsidiary in Mainland China also participated in defined contribution retirement schemes covering its full-time Mainland China employees. The schemes are administered by the relevant government authorities in Mainland China. The Group and the Mainland China employees are required to make contributions based on certain percentages of the applicable payroll costs as stipulated under the requirements of Mainland China and the relevant government authorities undertake to assume the retirement benefit obligations of all existing and future retired employees of the Group's subsidiary in Mainland China.

During the year, the amount of employer's contributions made by the Group to the defined contribution plans was approximately HK$6,540,000 (2002 – HK$1,102,000).

24 SHARE CAPITAL

	Company	
	2003	2002
	HK$'000	HK$'000
Authorised:		
4,000,000,000 (2002 – 4,000,000,000) ordinary shares of HK$0.10 each	400,000	400,000
Issued and fully paid:		
868,733,440 (2002 – 868,733,440) ordinary shares of HK$0.10 each	86,873	86,873

25 SHARE OPTION SCHEME

The share option scheme adopted by the Company on 20th September, 1995 (the "Old Option Scheme") was terminated on 8th August, 2002. All share options granted under the Old Option Scheme lapsed in 2001. On 8th August, 2002, a new share option scheme was approved by the shareholders of the Company, under which the directors of the Company may, at their discretion, invite any full-time employee or directors of the Company or its subsidiaries to take up options at a nominal consideration of HK$1 for each option allotment to subscribe for ordinary shares in the Company. As at 31st March, 2003, a total number of 86,873,344 ordinary shares was available for issue which accounts for 10% of the issued share capital. Each option is entitled to subscribe for one ordinary share of the Company and the subscription price is determined by the Board of Directors and shall be:

(1) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of offer; and

(2) the average of closing price of the Shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of offer,

whichever is higher provided that it shall not be lower than the nominal value of the Shares. Options are exercisable in stages as determined by the Board of Directors from time to time at the date of grant.

No share options were granted or cancelled upon termination of employment during the year. There were also no share options outstanding as at 31st March, 2003.

26 RESERVES

Movements of reserves of the Group and the Company during the year are as follows:

Group	Share premium HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Contributed surplus HK$'000	Accumulated losses HK$'000	Total HK$'000	Total HK$'000
	2003						2002
Beginning of year	282,049	1,265	139	51	(116,413)	167,091	151,401
Net profit for the year	-	-	-	-	18,114	18,114	15,690
End of year	282,049	1,265	139	51	(98,299)	185,205	167,091
The Company and subsidiaries	282,049	1,265	139	51	(99,040)	184,464	166,030
Associated company	-	-	-	-	741	741	1,061
End of year	282,049	1,265	139	51	(98,299)	185,205	167,091

Company	Share premium HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Accumulated losses HK$'000	Total HK$'000	Total HK$'000
	2003					2002
Beginning of year	282,049	1,265	158,398	(291,978)	149,734	149,636
Net profit for the year	-	-	-	413	413	98
End of year	282,049	1,265	158,398	(291,565)	150,147	149,734

The laws and regulations of Mainland China require wholly foreign-owned enterprises in Mainland China ("WFOE") to provide for certain statutory reserves namely general reserve, enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the statutory accounts.

The Group's subsidiary in Mainland China, which is a WFOE, is required to allocate at least 10% of its after-tax profit to the general reserve until the reserve has reached 50% of its registered capital. The general reserve can only be used, upon approval by the relevant authority, to offset accumulated losses or increase capital. The enterprise expansion fund can only be used to increase capital upon approval by the relevant authority. The staff welfare and bonus fund can only be used for the welfare of the employees of the subsidiary in Mainland China. Appropriation to the enterprise expansion fund and staff welfare and bonus fund is at the discretion of the Board of Directors of the subsidiary in Mainland China.

The Group's subsidiary in Mainland China has not made any appropriations to the statutory reserves because it has recorded a net loss for the year ended 31st March, 2003.



26 RESERVES (Continued)

The contributed surplus of the Group represents the difference between the nominal value of the aggregate share capital of the subsidiaries at the date on which they were acquired by the Group and the nominal value of the Company's shares issued as consideration for the acquisition as at the date of the Group reorganisation in 1995.

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus of the Company is available for distribution. However, the Company cannot declare or pay a dividend or make a distribution out of the contributed surplus, if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

27 DEFERRED TAX LIABILITIES

	Group	
	2003	2002
	HK$'000	HK$'000
Beginning of year	2,555	834
Provision for net timing differences *(note 7)*	172	1,721
Transfer to profit and loss account *(note 7)*	(2,600)	–
End of year	127	2,555

Deferred tax liabilities of the Group represent the taxation effect of the timing differences arising from accelerated depreciation allowances. No deferred tax asset has been recognised in respect of the potential tax benefits relating to the tax losses.

As at 31st March, 2003, the Group and the Company had no other significant unprovided deferred tax.

28 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to net cash inflow generated from operations:

	Group	
		As restated
	2003	2002
	HK$'000	HK$'000
Operating profit	33,241	28,030
Depreciation of fixed assets	37,619	44,152
Loss on disposal of fixed assets	1,824	503
Deficit on revaluation of investment properties	2,014	–
Provision for bad and doubtful debts	–	1,940
Write-back of provision for bad and doubtful debts	(427)	–
Write-back of provision for inventory obsolescence	(7,403)	(6,593)
Write-back of provision for impairment in value of an associated company	(294)	(85)
Interest income	(1,191)	(1,671)
Operating profit before working capital changes	65,383	66,276
Increase in trade and bills receivables, prepayments, deposits and other receivables	(22,845)	(2,549)
(Increase)/decrease in inventories	(25,885)	2,979
Decrease in amount due from an associated company	294	26
Increase in trade payables, other payables and accruals	41,886	6,269
Net cash inflow generated from operations	58,833	73,001

(b) Analysis of changes in financing during the year:

	2003					2002
	Share capital and share premium	Finance lease obligations	Bank loans	Convertible bonds	Total	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Beginning of year	368,922	4,050	143,291	87,127	603,390	639,894
Exchange differences	-	-	-	-	-	343
Interest element of finance leases charged to profit and loss account	-	644	-	-	644	689
Inception of finance leases	-	9,178	-	-	9,178	-
Net cash outflow from financing	-	(8,822)	(10,655)	-	(19,477)	(37,536)
End of year	368,922	5,050	132,636	87,127	593,735	603,390

(c) Major non-cash transactions:

During the year the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of approximately HK$9,178,000 (2002 – Nil).

29 CONTINGENT LIABILITIES

As at 31st March, 2003, the Company had given guarantees to banks in connection with facilities granted to its subsidiaries amounting to approximately HK$26,995,000 (2002 – HK$13,800,000).

30 COMMITMENTS

(a) Capital commitments for land and buildings, and plant and machinery

	Group	
	2003	2002
	HK$'000	HK$'000
Authorised and contracted for	6,730	1,073

(b) Operating commitments

As at 31st March, 2003, the total future minimum lease payments payable under non-cancellable operating leases are as follows:

	Group	
	2003	2002
	HK$'000	HK$'000
Properties		
Not later than 1 year	3,491	3,789
Later than 1 year and not later than 5 years	2,838	4,288
Later than 5 years	–	12
	6,329	8,089

31 BANKING FACILITIES

In addition to the long-term bank borrowings as shown in note 20, the Group had aggregate banking facilities of approximately HK$80,000,000 (2002 – HK$81,800,000) for overdrafts, import and export trade financing and working capital as at 31st March, 2003. Unused facilities as at the same date amounted to approximately HK$13,005,000 (2002 – HK$26,200,000). These facilities were secured by the following:

(a) Corporate guarantees given by the Company together with its three wholly-owned subsidiaries in favour of banks for general banking facilities granted to the Group;

(b) Restricted bank deposits of approximately HK$40,923,000 (2002 – HK$42,140,000) held by the security agent of the Bank Group. The Group is restricted from using these bank deposits unless prior approval is obtained from the Bank Group. The deposits earned interest at 0.6% – 1.5% (2002 – 1.3% – 4.7%) per annum during the year.

(c) Certain of the Group's leasehold land and buildings with a total net book value of HK$87,155,000 (2002 – HK$108,620,000) are pledged against secured bank loans of approximately HK$40.0 million (2002 – HK$41.8 million).

32 ULTIMATE HOLDING COMPANY

The directors regard Magician Industries (Holdings) Limited, a company incorporated in Bermuda, as being the ultimate holding company.

33 APPROVAL OF ACCOUNTS

The accounts were approved by the board of directors on 18th July, 2003.

GENERAL INFORMATION

The consolidated results and the assets and liabilities of the Group for the last five financial years, as extracted from the Group's published audited accounts and reclassified as appropriate, are set out below:

	Year ended 31st March,				
	2003	2002	2001	2000	1999
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover					
Continuing operations	523,399	434,749	404,490	494,525	608,634
Discontinued operations	–	–	–	87,741	105,222
	523,399	434,749	404,490	582,266	713,856
Profit/(loss) from operating activities					
Continuing operations	26,172	17,435	6,187	(118,781)	(259,042)
Discontinued operations	–	–	–	445	4,730
	26,172	17,435	6,187	(118,336)	(254,312)
Share of results of an associated company	(320)	385	(330)	(230)	(239)
Profit/(loss) before tax	25,852	17,820	5,857	(118,566)	(254,551)
Taxation	(7,738)	(2,130)	(102)	(310)	(1,045)
Profit/(loss) before minority interests	18,114	15,690	5,755	(118,876)	(255,596)
Minority interests	–	–	(74)	340	(1,924)
Net profit/(loss) from ordinary activities attributable to shareholders	18,114	15,690	5,681	(118,536)	(257,520)

	As at 31st March,				
	2003	2002	2001	2000	1999
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets and liabilities					
Total assets	621,907	564,370	578,391	636,521	784,148
Total liabilities	(349,829)	(310,406)	(340,117)	(490,875)	(519,935)
Minority interests	–	–	–	74	48
Net assets	272,078	253,964	238,274	145,720	264,261

目 錄

通達工業(集團)有限公司(「本公司」)從事家居用品與同類精品的製造及分銷，產品多元化，種類超過六千款，銷售至全球四十多個國家，亦向世界各地批發商及零售商提供「原件生產」及「原件設計」服務。

通達工業總部在香港，生產基地設於中國深圳，擁有先進器材及尖端技術，更於二零零三年一月獲ISO 9001:2000國際標準認證，足證其卓越的生產標準及管理水平。

此外，通達工業在中國大陸更擁有完善的銷售網絡，覆蓋三十個主要城市，由中國南部的廣州伸展至北部的哈爾濱，最近更發展至內蒙古自治區。

除了為世界知名的客戶提供「原件生產」及「原件設計」服務外，通達工業更成功開創及培育了自己的品牌，其中包括廣受歡迎的「櫻櫻」，暢銷全中國零售網點約四千個。

通達工業始創於七十年代初期，業務一直發展迅速，於二零零三年財政年度之營業額超過港幣五億二千三百萬元。通達工業目前僱用五千多名員工，而每年出口往世界各主要國際城市之出入口貨箱則逾三千五百只。



宏觀綜覽

董事會

執行董事
江益明先生 *(主席)*
顧陵儒先生

非執行董事
王幹芝先生
姜壽添先生

獨立非執行董事
徐聖祺先生
張新龍先生
吳偉龍先生

公司秘書
鄺連璧先生

註冊辦事處
Clarendon House, Church Street, Hamilton HM11, Bermuda

總辦事處及主要營業地點
香港新界
荃灣沙咀道57號荃運工業中心
第二期24樓E - H座

證券代號
香港股票代號：526
第一級美國證券託存收據計劃
交易代號：MGCIY

核數師
羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓

主要往來銀行
荷蘭銀行
中國銀行

股份過戶登記處總處
Butterfield Corporate Services Limited
Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda

股份過戶登記處香港分處
秘書商業服務有限公司
香港灣仔告士打道56號
東亞銀行港灣中心地下

投資者關係顧問
靈思公共關係有限公司




公司資料

董事及高級管理人員簡介


DOG



執行董事

江益明先生，51歲，本公司之主席兼行政總裁，負責制訂本集團之公司政策、策略性計劃、市務發展及銷售，於製造及銷售塑膠及五金日常家居用品、廚房用具、禮品、浴室用品及有關家庭用品方面擁有超過二十八年經驗。江先生曾獲選為一九九六年度之香港青年工業家，亦為香港青年工業家協會一九九七至一九九九年度之秘書長。江先生曾出任荃灣扶輪社一九九五至一九九六年度之社長，亦為西安市工商業聯合會二零零一至二零零三年度之兼職副會長。江先生於二零零二年獲選為香港工業專業評審局副院士。彼為中華慈善總會創始會員及香港青年協進會榮譽顧問。江先生亦為中國人民政治協商會議廣東省揭東縣第三屆委員會委員。

顧陵儒先生，55歲，為香港訟務律師及國際公証人，自一九七五年起在香港執業。彼於二零零零年六月獲委任為本公司之非執行董事，並於同年九月獲委任為本公司之執行董事。

非執行董事

王幹芝先生，51歲，為滙亞資金管理有限公司之董事及執行副總裁。該公司主要於中國大陸及東南亞從事私人投資，王先生在銀行業、製造業及直接投資方面逾二十年經驗。彼持有香港中文大學理學士學位及工商管理碩士學位。王先生曾任香港創業基金協會主席及香港電子業商會之副會長。現為香港青年工業家之執行委員。彼任職多間私人及上市公司之董事。彼於二零零零年獲委任為本公司之非執行董事。

徐聖祺先生，59歲，徐先生持有東亞大學工商管理碩士學位。彼於二零零零年獲委任為本公司之非執行董事。

張新龍先生，45歲，畢業於香港理工學院。彼於二零零零年獲委任為本公司之非執行董事。

吳偉龍先生，52歲，在電子產品製造及市場推廣方面擁有超過二十三年經驗。彼持有industrial supervision文憑及為英國Institute of Leadership and Management（前稱Institute for Supervision and


BBQ
Picnicware

董事及高級管理人員簡介

Management)會員，並任職多間私人公司之董事及曾獲一間上市公司委任為非執行董事。彼於二零零零年獲委任為本公司之非執行董事。

姜壽添先生，50歲，畢業於香港理工學院。彼於二零零零年獲委任為本公司之非執行董事。

高級管理人員

鄺連璧先生，47歲，本集團之財務總裁兼公司秘書及國內廠之營運總監，於二零零零年加入本集團，負責全面監管本集團之財務及會計工作、公司秘書工作、資訊系統工作及本集團之製造業務。鄺先生在香港及美國財務及會計方面具有十一年經驗。鄺先生持有美國三藩市州立大學工商管理碩士學位。彼為美國會計師公會會員、香港會計師公會資深會員及香港稅務學會會員，亦為美國註冊成本會計師、美國專業財務管理員，美國註冊內部審計師、美國專業電腦師、美國註冊資訊系統審計師、美國註冊資訊系統保安經理及美國註冊現金管理經理。

伍寬雄先生，30歲，本集團之財務總監，於二零零二年加入本集團，負責本集團之日常財務運作。在加入本集團前，伍先生曾任職於香港一間國際會計師行為核數經理。彼在核數、會計、財務及稅務方面擁有超過七年經驗。伍先生持有香港浸會大學工商管理(會計學)學士學位及澳洲Macquarie University應用財務碩士學位，並為特許公認會計師公會資深會員、香港會計師公會會員、香港稅務學會會員、香港公司秘書公會會員及特許秘書及行政人員公會會員。

冼美珍小姐，45歲，本集團之人力資源及公關總經理，於一九九四年加入本集團，負責本集團之人力資源、公共關係及行政工作。冼小姐在人事及行政管理方面擁有超過二十二年經驗，並持有香港公開大學工商管理碩士學位及為香港人力資源管理學會會員。


General Houseware
Storage Container
SAUCEPAN

馮社宏先生，42歲，本集團之高級資訊科技經理，於二零零二年加入本集團，負責本集團之資訊科技工作。馮先生在發展資訊科技方案、建立資訊系統及軟件開發方面擁有超過十九年經驗。彼持有Curtin University of Technology商務（管理及市務）學士學位及香港公開大學工商管理碩士學位，並為互聯網專業協會會員、香港管理專業協會會員、香港電腦學會會員及香港市務學會會員，亦為香港市務學會認許市務師及美國註冊資訊系統審計師。

江學仁先生，29歲，本集團國際業務之高級分區營業經理，於一九九八年加入本集團，負責本集團之新客戶及新產品開發、新製造技術研究及國際市場銷售工作。江先生持有加拿大British Columbia Institute of Technology財務管理（企業財務）文憑。彼為江益明先生之兒子。

楊淑媄小姐，40歲，本集團國際業務之高級分區營業經理，曾於一九九二年加入本集團至一九九五年離開，並於一九九六年重投本集團。楊小姐負責本集團之國際市場銷售工作。彼在銷售成衣及雜項方面擁有超過十九年經驗。楊小姐畢業於台灣私立銘傳女子商業專科學校。

曾昭慈小姐，31歲，勵高（中國）有限公司中國業務之高級營運經理，於二零零二年加入本集團，負責中國市場之產品開發、市務發展及銷售工作。在加入本集團前，曾小姐曾在中外合資銀行旗下之金融機構任職環球投資部高級經理。彼在消費行為及市場分析及產品營銷方面擁有超過五年經驗。曾小姐持有加拿大溫哥華英屬哥倫比亞大學理學士學位。

江淑貞小姐，25歲，本集團國際業務之營業經理，於二零零零年加入本集團，負責本集團之國際市場銷售工作。江小姐持有加拿大Simon Fraser University文學士學位。彼為江益明先生之女兒。




董事及高級管理
人員簡介

地區分類之營業額

☐	67%	北美洲
☐	17%	中國大陸
☐	8%	香港
☐	5%	歐洲
☐	3%	其他

產品分類之營業額



☐	56%	日常家居用品
☐	36%	廚房用具
☐	4%	浴室用品
☐	4%	禮品及其他





財務摘要



主席報告書
及
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江益明
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致列位股東：

過去的一年雖然頗為動盪不安，猶幸通達工業尚能安然過渡，穩步成長。

在回顧的年度中，911恐怖襲擊所造成的震盪仍未完全消退，伊拉克戰爭卻令國際原油及原料價格常現大幅波動。惟通達工業在一群盡忠職守的管理層和員工支持下，成功克服重重困難，取得令人鼓舞的成績。

於年度將盡之際，竟出現了最嚴重的打擊。在三月底，香港突然爆發嚴重急性呼吸系統綜合症（「非典型肺炎」），令大部份本地貿易展銷會被迫取消，也令眾多商家對香港卻步，不像往常般到港公幹。自五月起，前往本集團工廠和陳列室參觀的客戶數目顯著減少，對業務構成一定程度的影響。然而，在本人執筆向股東匯報之際，情況已大有改善，這是堪以告慰的。

面對眾多不穩定因素，本人對通達工業的競爭能力及其獨特市場地位，依然信心十足，因為本集團擁有堅實基礎、良好管理、優秀員工、豐富經驗和發展潛能，並足具熱忱，追求卓越，致力成為優質家居用品及同類精品的製造商及供應商。通達工業一貫的目標，是憑著其產品與服務質素，在全球家居用品製造商中穩佔領先地位。隨著全球經濟氣候的轉變，競爭日趨激烈，通達工業明白要突圍而出，不單需要追求高產品質素，更要為客戶提供專業意見及服務，以促進其業務及盈利增長。因而，通達工業的產品結合了新穎設計和獨特功能，盡力迎合顧客需求，以贏取他們的信心與忠誠。

憑著以客為本的信念，通達工業於過去一年再次取得驕人成績。截至二零零三年三月三十一日止年度內，本集團錄得港幣五億二千三百四十萬元的營業額，較去年同期之港幣四億三千四百七十萬元上升20%；股東應佔溢利為港幣一千八百一拾萬元，較去年同期的港幣一千五百七十萬元增加15%。每股基本盈利為港幣2.09仙(二零零二年：港幣1.81仙）。

為保留現金，鞏固本集團實力，做好準備迎接未來挑戰，董事會議決不派發截至二零零三年三月三十一日止年度之股息。


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財務狀況 日趨改善

在回顧的年度中，本集團順利履行了半年還款一次的承諾，依期繳付了兩筆議定分期償還的銀行欠款，把集團的五年定期貸款，減低至港幣六千五百六十萬元，較去年同期之港幣八千七百六十萬元減少25%。由於市場息率持續處於低水平，加上貸款本金下降，令本集團的財務費用減省33%。假如沒有意外情況的話，管理層預計本集團可在來年繼續按時還款。

產品研發 屢獲成果

通達工業除了用極具競爭力的價格作產品推廣外，更著重產品研發，提供創意，以迎合客戶需求，及領先競爭對手。早前，本集團研發隊伍，成功創製了可循環再用的即棄儲存盒以及易潔烤焙器，大受市場歡迎。今年，我們再接再厲，推出了可供微波爐使用的金屬烤焙器、硅橡膠廚具及不銹鋼煮食用具，再次獲得一致好評。

優質服務 力臻完美

通達工業一向不遺餘力地提昇服務質素，以加強與客戶之間的連繫，以下是我們其中一個成功的例子。通達工業與零售客戶溝通時發覺，在貨物運抵後拆箱、卸貨，並逐一上架，對他們來說，是極為繁瑣費時的一件苦差；因此本集團著手尋求簡化有關程序的方法，進而設計了一套特別的陳列架，在其上放上貨品，然後把架連貨直接付運。零售客戶收到貨物後，只需拆箱，把整個陳列架放在零售店內，即可擺售，省卻了不少工夫。此外，為確保貨品在運送過程中能保持原封不動，本集團更模擬各種環境，反覆進行測試，務求水準能令客戶滿意。通達工業以此項創新的「一站式」卸貨服務，贏得客戶極佳的反應。

榮獲國際標準認證

二零零三年一月，通達工業榮獲ISO 9001:2000國際標準認證，證明國內生產設備及品質，符合國際標準，擁有尖端技術及先進器材，同時更肯定了本集團的專業管理水平。我們將繼續努力，提昇設備性能及生產水平，保持業界領先地位。

迎接挑戰 展望未來

通達工業面對同業激烈競爭，素來絕不鬆懈，在產品質素及服務方面，不斷精益求精，這不單是我們恒常的目標，我們更視之為每天接踵而來的挑戰。過去數月，本港及中國大陸的商貿發展，都因非典型肺炎而蒙上一片陰霾，在科學家努力不懈地尋找快捷可靠的醫治方法之際，通達工業已經推行一系列措施，保護員工健






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康，從而保障股東利益。本人深信通達工業必定能渡過此艱困時期，擊退這場猛烈的短期風暴，成為更加強大堅毅的企業。

在個人的層面，本人藉此謹向非典型肺炎死者的親屬致以深切慰問，並向各醫護人員捨己救人的精神，致以崇高的敬意。

古語有云「禍兮福所倚」，香港人雖經歷了可怕的疫症，卻從而表露了堅毅不屈的意志和操守，能以崇高的取態，渡過阨困，一俟陰霾盡去，當可持續茁壯，更展雄風。

在集團的層面，本人欣然宣告，通達工業已循步走出昔日困局，平穩向前邁進，這都是全賴本集團管理層、員工及股東的無限量支持及鼓勵。本人藉此機會，向他們致以衷心謝意，並向股東承諾，將繼續努力，領導目標一致的團隊，開展繁榮美好的明天。

江益明
主席

香港
二零零三年七月十八日

財務摘要

業績概覽

截至二零零三年三月三十一日止年度內，本集團營業額為港幣五億二千三百四十萬元，較去年同期之港幣四億三千四百七十萬元，上升20%。而經營溢利則錄得19%增幅，由去年同期港幣二千八百萬元，上升至港幣三千三百二十萬元。股東應佔溢利的增長與營業額相若，達港幣一千八百一十萬元，較去年同期港幣一千五百七十萬元，上升15%。每股基本盈利為港幣2.09仙，每股攤薄盈利為港幣1.54仙。

於回顧年度內，本集團並無收購或出售任何主要附屬公司或聯營公司。本集團持有投資項目的情況，與去年年報所述者相比，亦無重大改變。

流動資金和財政資源

於二零零三年三月三十一日，本集團之淨資產值增加至港幣二億七千二百一十萬元，每股淨資產值為港幣31仙。同日，本集團總資產值為港幣六億二千一百九十萬元，其中現金及銀行存款約佔港幣五千九百九十萬元。本集團之綜合借貸為港幣二億二千四百八十萬元，負債資本比率則從於二零零二年三月三十一日的92%，下降至於二零零三年三月三十一日的83%，這主要有賴本集團嚴格遵守債務重組計劃的承諾及銀行借貸金額之減少。






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資本架構

本集團之主要借貸包括一項五年期的貸款，在過去二十四個月內，本集團按時支付首四期合共港幣四千四百萬元的還款後，剩餘債項為港幣六千五百六十萬元。此貸款為浮息貸款，將在未來三十三個月內全數攤還。

按二零零零年十一月十日所訂之債務重整契約，本集團發行了兩種有抵押可換股債券。其中一種為無息票有抵押可換股債券，另一種則為四厘息票有抵押可換股債券，兩者均於二零零五年十二月十五日到期。目前剩餘之無息票有抵押可換股債券為港幣三千萬元，而四厘息票有抵押可換股債券則為港幣五千七百一十萬元。

從二零零二年五月開始，本集團所有借貸均以港幣結算。此外，本集團所有借貸之息率，除四厘息票有抵押可換股債券以定息計算外，其他以浮息計算。由於市場利率持續處於低水平，加上本集團逐步攤還債項，本集團的財務負擔得以大為減輕，亦使全年的財務成本較去年縮減33%。因此，本集團的財務狀況健全，並具充足的融資額支援業務營運。

本集團資產抵押

於二零零三年三月三十一日，本集團之銀行借貸由本集團的資產作擔保。

重大投資或資本資產之未來計劃

本集團並無任何重大未來投資計劃，惟本集團將恰當地作出資本性資產支出，尤其是添置新的機器及模具，以配合生產及市場需求。資金主要來自本集團的經營利潤，其次來自現有的銀行融資額及租賃安排。

外幣匯兌風險

本集團之貨幣資產及負債以港幣、人民幣及美元為主要結算貨幣。由於港幣與美元掛鉤，而港幣兌人民幣的匯價波幅亦相當輕微，因此本集團所承受的外幣匯兌風險極低。

業務分類資料

於過去一年，本集團按市場地區劃分之銷售業務並無大變化。北美洲仍是本集團的第一大市場。本集團於北美洲、中國大陸、香港、歐洲及其他地區之業務分佈比例，分別為67%、17%、8%、5%及3%。

或然負債

本集團的或然負債與去年年報所示者，並無重大改變。





僱員資料

於二零零三年三月三十一日，本集團僱用員工五千三百七十四人，分佈在香港及中國大陸的不同部門。本集團根據僱員的個人職責、資歷、經驗和表現，發放數額具競爭力的酬金。本集團為各員工舉辦各項大小課程，幫助他們提高管理技巧，吸取最新行業資訊，接受實習培訓並獲取工業安全知識。

本集團設有僱員股份認購權計劃，但在回顧年度內本集團並無發出股份認購權。除了在二零零二年十二月按協議向大部份員工發放相當於一個月月薪的雙糧外，本集團並無向員工派發花紅。

業務回顧

國際業務

本集團以研發為本，積極進行市場推廣，並致力拓展業務; 憑此，截至二零零三年三月三十一日止年度內，國際市場之營業額由去年同期的港幣三億零二百萬元，上升至約港幣三億九千二百四十萬元，增幅達30%，成績令人鼓舞。國際市場之營業額能有此佳績，主要有賴本集團主要市場美國的出色表現，其營業額由去年同期的港幣二億三千五百四十萬元，上升33%至港幣三億一千三百七十萬元。來自加拿大的營業額同樣出色，由去年同期的港幣三千一百八十萬元，上升至港幣三千六百四十萬元，增幅超過14%。歐洲市場的營業額亦較二零零二年度表現為佳，由港幣二千一百三十萬元，上升至港幣二千三百八十萬元，升幅逾12%。

於回顧年度內，國際市場最暢銷的產品包括可供微波爐使用的金屬烤焙器、可循環再用的即棄儲存盒、硅橡膠廚具、廚房器具、易潔烤焙器、不銹鋼廚具及夜燈。

在開拓國際市場方面，通達工業的優勢不單是在於能提供設計創新、品質優良的產品，更突出的是能向客戶提供「一站式」解決方案，並供應多類型產品。通達工業擁有發展海外客戶「原件生產」訂單的專才，同時亦善於處理由生產至付運的整個程序。此外，由於本集團的產品眾多，能讓海外客戶同時採購一切所需，既可省時又能減低成本。

中國大陸業務

在過去幾年內，通達工業致力建立品牌及推出新產品，以迎合市場需求。於回顧年度內，本集團為進一步提升品牌形象，在國內參與了六個國際商品交易會，以及善用電視廣告作廣泛宣傳，中國大陸的銷售額達至港幣九千一百六十萬元，其中以廚房器具、微波爐食物儲存盒、各款肥皂盒及掛牆架系列最受國內消費者歡迎。

為繼續增加中國大陸銷售市場佔有率，本集團已在新疆委任新分銷商，以及在昆明成立新分公司。隨著中國大陸業務不斷增長，通達工業會盡力與各主要客戶建立更密切的商業關係，特別是位於二線城市的客戶。現時本集團銷售網絡覆蓋三十個城市，跨越二十個省、四





個直轄市及三個自治區，為九百多個零售商旗下四千多個銷售網點供應產品。有鑑於外資大型商店積極進軍中國市場，本集團正致力研究開設主題商店之可行性，以加強品牌認受性。通達工業會繼續致力發展產品及包裝設計，迎合內地顧客日漸提升的生活品味及對現代優質生活的追求。

香港業務

於回顧年度內，本集團於香港的業務續受經濟疲弱影響，營業額由去年港幣四千二百三十萬元，下跌至港幣三千九百四十萬元，然而，科學瓷餐具及不銹鋼廚具仍深受本地市場歡迎。

前景

本集團相信，非典型肺炎的餘波，將是我們來年面對的最大挑戰。

在國際市場方面，通達工業會抓緊三個方針去減低非典型肺炎的影響，其中包括：積極研發創新的產品，加強與客戶之間的緊密聯繫，以及善用互聯網科技爭取新客戶。展望未來，美國仍是本集團的第一大市場，同時本集團預計會在歐洲市場取得更佳成績。在本集團眾多產品中，硅橡膠烤焙器及廚房器具揉合了嶄新的設計意念和先進科技，預計會在來年大受歡迎。

雖然非典型肺炎對中國經濟增長速度可能產生影響，卻不會損及其堅固的根基與強勁的發展潛力。本集團對中國經濟發展充滿信心，通達工業亦會因而受惠。由於中國大陸中產階級冒起，並估計已超越一億人關口，積聚強大財富與購買力，因此提高生活質素，將成為大勢所趨，對於設計創新的品牌家居用品需求亦將上升。本集團已早著先機，自一九九四年起便自行發展「櫻櫻」品牌，在本回顧年度內，更積極進行推廣，取得良好成績。此外，本集團更在內蒙古自治區首都呼和浩特簽定銷售及分銷代理，銳意開拓中國北部市場，增加競爭力。

雖然香港經濟疲弱，失業率不斷攀上新高，通達工業預期來年本地業務仍可取得穩定增長。

展望未來，本集團相信隨著財政負擔減輕，非典型肺炎影響減低，通達工業整體表現將可保持理想，本集團並同時積極自我裝備，以迎接未來挑戰。



近年來，企業管治成為全球投資者極為關注的課題，要求建立嚴謹內部管理及問責制度的呼聲更是此起彼落。本集團深明股東的關注所在，亦會竭盡所能維持最高操守標準，以保障股東及投資者權益。

審核委員會

通達工業於二零零零年八月成立審核委員會，現時成員包括兩位獨立非執行董事徐聖祺先生及吳偉龍先生，以及一位非執行董事姜壽添先生。在本回顧財政年度中，審核委員會曾舉行四次會議，討論審計內容及範圍，以及財務報告事項(包括中期及年度財務報表)。

特別專責小組

通達工業擁有超過五千名僱員，所以深明良好的人力資源規劃，才可顧及勤奮忠誠員工的進展。因此，本集團成立了專責小組，為這個目標努力。專責小組來自集團各部門，在過去數月內，曾致力應付非典型肺炎，工作表現甚佳。

管理層會議

為加強本集團內部溝通，本集團高級管理層每月舉行會議，在主席主持下討論本集團的業務和運作進度，以及財政事宜。此外，管理層更在會議上，交流國內外顧客所提供的寶貴意見，務求提升本集團的服務及產品質素，做到盡善盡美。

管理層會議為員工提供了意見交流的渠道，不但加強了本集團的內部溝通，更有助啟發新意念，訂立明確周詳的發展策略。

最佳應用守則

於截至二零零三年三月三十一日止年度內，本集團已遵守聯交所上市規則附錄第十四條所載之最佳應用守則。其中有例外的地方，是本集團的獨立非執行董事並沒有既定的聘任期。各獨立非執行董事之任期，根據公司章程處理，是以輪流告退方式進行。






企業管治

通達工業深明「以人為本」的道理。員工須處事專業、全力以赴，我們才能向客戶兑現優質服務的承諾。本集團深知培育員工是業務發展的關鍵，故此我們致力通過人力資源調配，提昇整體表現。

員工發展

於二零零三年三月三十一日，本集團僱用員工五千三百七十四人，分佈在香港及中國大陸的不同部門。本集團定期為各員工舉辦各項大小課程，幫助他們提高管理技巧，吸取最新行業資訊，接受實習培訓並獲取工業安全知識，令他們在工作崗位面對各種新挑戰的時候，更能發揮自如。

員工獎金鼓勵制度

為了持續給員工提供有經濟效益及優良的工作環境，本集團根據員工的個人職責、資歷、經驗和表現，發放數額具競爭力的酬金。

此外，本集團亦重視評核表現及創造價值，特別設立員工獎勵計劃，表揚勇於表達意見及表現傑出的員工，並分派股份認購權和年終花紅，鼓勵員工繼續為本集團努力，締造理想成績。

非典型肺炎專責防疫小組

於非典型肺炎在中國大陸及香港爆發期間，本集團迅速成立專責防疫小組，加強健康衛生措施，防止非典型肺炎疫情傳播，確保本集團運作正常。該小組由本集團總裁助理領導，成員包括來自不同部門的員工代表，致力改善整體衛生，確保本集團全體員工身體健康。期間，本集團每名員工都簽署保證書，要全力照顧自己的健康及衛生情況，除了避免到人多的地方外，更保持均衡飲食，有充足睡眠和適量運動，增強身體抵抗力。

在此，本集團欣然向各股東匯報，我們對抗非典型肺炎的工作非常成功。在疫症期間，本集團上下一心，並肩作戰，不但保障了各員工的健康，更激發士氣，增強凝聚力，令本集團更有信心，締造美好明天。





股東週年大會通告

茲通告本公司謹訂於二零零三年九月二十六日上午十時正假座香港九龍彌敦道二十號香港喜來登酒店三樓唐廳II舉行股東週年大會，以便處理下列事項：

1. 省覽截至二零零三年三月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

2. 選任董事及授權董事會釐定董事酬金。

3. 委聘核數師及授權董事會釐定其酬金。

4. 考慮及酌情通過下列各項決議案為普通決議案：

A. 「動議：

(a) 在本決議案第(c)段之限制下，一般及無條件授權本公司董事在有關期間內行使本公司一切權力，以配發、發行或以其他方式處置本公司股本中之額外股份，及訂立或授予可能須行使該等權力之提議、協議及購股權；

(b) 在本決議案(a)段之批准下，授權本公司董事於有關期間內訂立或授予在有關期間結束後可能須行使該等權力之提議、協議及購股權；

(c) 本公司董事根據本決議案第(a)段批准所配發或有條件或無條件同意配發之股本總面值(不論是否根據購股權或其他方式配發者)，不得超過本公司於本決議案通過當日之已發行股本總面值之20%，而上述之批准須受此數額限制，惟根據配售新股或根據本公司的購股權計劃所附之權利行使認購權而配發者除外；及

(d) 就本決議案而言：

「有關期間」指本決議案通過之日至下列日期(以最早者為準)止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 在本公司股東大會通過普通決議案撤銷或修訂本決議案之日；及

「配售新股」指董事於指定期間內，根據於某一指定記錄日期名列於該日之持股比例，向彼等提出之股份配售建議(惟本公司董事有權就零數



股東週年大會通告

股份或根據任何本港以外地區之法律規定之限制或責任或任何認可監管機構或任何證券交易所之規定作出本公司董事認為必須或權宜之豁免或其他安排）。」

B. 「**動議**：

(a) 一般及無條件批准本公司董事在有關期間行使本公司一切權力，根據適用法例購回本公司之股份；

(b) 本公司於有關期間根據本決議案(a)段通過可購回之本公司之股份總面值不得超過本決議案通過當日本公司已發行股本總面值之10%而本批准應以此為限；及

(c) 就本決議案而言：

「有關期間」指本決議案通過之日至下列日期（以最早者為準）止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 任何本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 在本公司股東大會通過普通決議案撤銷或修訂立本決議案之日。」

C. 「**動議**：待4B項決議案獲得通過後，根據上文第4B項決議案授予本公司董事之一般授權可購回本公司股份之面值總額，應加入本公司董事根據上文4A項決議案可配發或有條件或無條件同意配發之股本面值總額之內。」

承董事會命

公司秘書

鄔遠璧

香港，二零零三年七月十八日

主要辦事處：

香港
新界
荃灣
沙咀道57號
荃運工業中心
第二期
24樓
E－H座

附註：

(1) 凡有權出席上述通告召開之大會並可於會上投票之股東，均有權委派一名代表出席，並於投票表決時代其投票。受委代表毋須為本公司之股東。代表委任表格連同已簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之有關副本，最遲須於大會或其續會舉行時間四十八小時前送交本公司在香港主要辦事處，方為有效。

(2) 本公司將由二零零三年九月十九日起至二零零三年九月二十六日止（包括首尾兩天）暫停辦理股東登記手續，在該期間內將不會辦理任何股份過戶登記。如欲獲派將於股東週年大會上批准之末期股息，則所有股份過戶文件必須連同有關股票最遲須於二零零三年九月十八日下午四時正前交回本公司在香港之股份過戶登記分處秘書商業服務有限公司辦理過戶登記手續，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(3) 亦載有此通告之本公司截至二零零三年三月三十一日止年度之年報連同一份載有關於上文第4B項決議案進一步資料之通函將盡快寄發予各股東。


董事會報告

董事會謹公佈截至二零零三年三月三十一日止年度通達工業(集團)有限公司(「本公司」)及其附屬公司(統稱「本集團」)之年報及經審核賬目。

主要業務

本公司之主要業務為投資控股。其附屬公司之主要業務為製造及買賣塑膠及五金家居用品。

業績及股息

本集團本年度之業績載於第32頁之綜合損益表。

董事建議本年度不派付股息。

儲備

本集團及本公司在本年度之儲備變動載於賬目附註26。

固定資產

本集團固定資產之變動詳情載於賬目附註14。

附屬公司

於二零零三年三月三十一日，本集團之主要附屬公司之詳情載於賬目附註15。

聯營公司

於二零零三年三月三十一日，本集團之聯營公司之詳情載於賬目附註16。

股本

本公司於本年度內之股本詳情載於賬目附註24。

可供分派之儲備

於二零零三年三月三十一日，本公司並無可供作現金分派及／或實物分派之累積溢利。根據百慕達一九八一年公司法(經修訂)，本公司之繳納盈餘158,398,000港元(二零零二年－158,398,000港元)受制於載於賬目附註26之某些情況外，可以分派。本公司股份溢價賬於二零零三年三月三十一日之餘額282,049,000港元(二零零二年－282,049,000港元)可以繳足紅股之方式予以分派。

優先購買權

本公司之公司章程並沒有關優先購買權之規定，而百慕達之法例亦無此等權利之限制。

五年財務摘要

本集團上五個財政年度之業績及資產負債撮要載於66頁。







購股權

本公司於本年度內之購股權之詳情載於賬目附註25。

董事

本年度內在任之董事如下：

執行董事：

江益明先生 *(主席)*
顧陵儒先生

非執行董事：

王幹芝先生
顧以匡先生 *(於二零零二年十一月十五日辭任)*
姜濤添先生

獨立非執行董事：

徐聖祺先生
張新龍先生
吳偉龍先生

根據本公司之公司細則規定，張新龍先生及吳偉龍先生均須告退，惟彼等合資格及願意於即將舉行之股東週年大會上膺選連任。除主席外，其他董事之任期直至根據本公司之公司章程輪值告退為止並願意膺選連任。

董事及五位最高薪酬僱員之酬金

本集團之董事及五位最高薪酬僱員之酬金詳情分別載於賬目附註11及12。

董事之服務合約

即將舉行之股東週年大會將膺選連任之任何董事，並無與本公司或其任何附屬公司訂立任何於一年內本集團須以補償形式(法定補償除外)終止之服務合約。

董事之合約權益

本年度內或年結時，本公司、各同系附屬公司或控股公司概無簽訂任何涉及本集團之業務而本公司之董事直接或間接在其中擁有重大權益之重要合約。







董事於股本證券或債務證券之權益

於二零零三年三月三十一日，根據香港證券(披露權益)條例(「披露權益條例」)第29條由本公司存置之登記冊所示；或除此以外，根據披露權益條例第28條及上市公司董事進行證券交易的標準守則(「標準守則」)的規定知會本公司有關董事及主要行政人員於本公司或其任何聯屬公司(定義見披露權益條例)之股本或債務證券中擁有之權益如下：

董事姓名	權益性質	持有本公司每股面值0.10港元已發行普通股之數目
江益明先生 *(附註1)*	公司	286,984,000

附註1：

江益明先生透過Concept Developments Limited(「Concept」)而被視為擁有本公司286,984,000股普通股之實益權益，Concept之全部已發行股本由江益明先生擁有。

董事於本公司購股權之權益於下文「購股權計劃」一節中披露。

除上文所披露者外，本年度內，各董事及主要行政人員(包括彼等之配偶及十八歲以下子女)並無擁有、獲授予或行使任何可認購本公司及其相聯公司(定義見披露權益條例)之股份。

購股權計劃

本公司根據於一九九五年九月二十日採納的購股權計劃(「舊購股權計劃」)於二零零二年八月八日終止。而本公司於二零零二年八月八日採納之新購股權計劃，可選擇性授出予本公司或任何附屬公司之全職僱員(包括董事)購股權以認購本公司的普通股。於二零零三年三月三十一日，按照香港聯合交易所(「聯交所」)證券上市規則(「上市規則」)第十七章第二節至第五節的規定，有關本公司之新購股權細則如下：

(a) 本公司新購股權計劃細節概要：

計劃目的：
讓本公司向接受獲授予購股權之參與者授出購股權，作為對彼等為本集團所作出之貢獻之獎勵及／或回報

參與者：
本公司或其附屬公司之全職僱員及董事(包括本公司或任何附屬公司之執行、非執行或獨立非執行董事)

計劃中可予發行的普通股份數目及其於截至年報日期所佔已發行股本的百份比：
86,873,344普通股(佔已發行股本的10%)

計劃中每名參與人可獲授權益上限：
不可多於已發行之普通股份及可供發行之購股權計劃的總數1%

可根據購股權認購證券的限期：
所有購股權行使期不可超過自授出日期起計十年

行使購股權前之最短持有期：
由董事根據獲授予人士的年資及其他有關因素而決定

付款／貸款申請及償還的限期：
不適用

行使價的釐定基準：
行使價由董事會釐定，並為以下：
(1) 股份於建議日期在聯交所每日報價表所載之收市價；及
(2) 股份於建議日期前五個營業日在聯交所每日報價表所載之平均收市價，
以較高者為準，惟認購價不得低於股份面值。

新購股權計劃尚餘的有效期：
新購股權計劃將強制採納直至二零一二年八月八日止。

截至二零零三年三月三十一日止，未有按此新購股權計劃授出購股權。

(b) 所有按舊購股權計劃所授出之購股權，於二零零一年均告失效及於此年度內並無因終止僱傭合約而授出或取消購股權。

除上文所披露者外，於本年度內本公司或其任何附屬公司概無參與任何安排，使本公司董事及彼等各自之配偶及十八歲以下之子女可藉購入本公司或任何其他公司之股份或債券而得益。

主要股東

除上文提及董事及主要行政人員於股份之權益所披露之權益外，據本公司遵照披露權益條例第16(1)條記錄之主要股東名冊所載，於二零零三年三月三十一日下列人士擁有本公司已發行股本10%或以上之權益：

股東名稱	**持有普通股數目**
Transpac Nominees Pte Ltd.	213,279,577
Concept Developments Limited	286,984,000
Primewell Investment Limited *(附註1)*	117,491,777

附註1：

陳櫻之小姐透過Primewell Investment Limited (「Primewell」) 而被視為擁有本公司117,491,777股普通股之實益權益。Primewell之全部已發行股本由陳櫻之小姐擁有。連同陳小姐個人擁有本公司32,703,421股普通股，陳櫻之小姐被視為擁有本公司共150,195,198股普通股。


董事會報告

管理合約

本年度內，本公司並無就整體業務或任何重要業務之管理及行政工作簽訂或存有任何合約。

主要客戶及供應商

本集團之主要供應商及客戶佔本集團是年度之採購額及銷售額百分比如下：

採購額

—	最大供應商	7.2%
—	五位最大供應商合計	25.7%

銷售額

—	最大客戶	41.0%
—	五位最大客戶合計	49.8%

董事、彼等之聯繫人士或任何股東（指據董事所知擁有本公司超過百分之五以上股本權益之股東）並無於上述之主要供應商或客戶中擁有任何權益。

購買、贖回或出售本公司之上市證券

於本年度內，本公司或其任何附屬公司概無購買、贖回或出售本公司之任何上市證券。

退休計劃

本集團之退休計劃之詳情載於賬目附註23。

遵守上市規則之最佳應用守則

董事認為，除未根據有關規定委任獨立非執行董事之外，本公司於截至二零零三年三月三十一日止年度內已遵守聯交所上市規則附錄十四所載之最佳應用守則。

審核委員會

本公司已參照由香港會計師公會發出之「成立審核委員會指引」編製及採納列明審核委員會之職權及責任之職權範圍書。

審核委員會就本集團審計範圍內的事項擔任董事會與公司核數師之間的重要橋樑。審核委員會亦負責檢討公司內部與外部審核工作，以及內部監控與風險評估等方面的效能。委員會由兩位獨立非執行董事徐聖祺先生及吳偉龍先生及一位非執行董事姜壽添先生組成。委員會於本財政年度內已召開四次會議。

核數師

本賬目已經由羅兵咸永道會計師事務所審核，該核數師任滿告退，但表示願意應聘連任。羅兵咸永道會計師事務所在二零零二年七月取代於股東週年大會上不應聘連任之安達信會計公司。

承董事會命

江益明
主席

香港，二零零三年七月十八日



羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓
電話 (852) 2289 8888
傳真 (852) 2810 9888

致通達工業(集團)有限公司
(於百慕達註冊成立之有限公司)
全體股東

本核數師已完成審核第32至第65頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

編製真實兼公平之賬目乃貴公司董事之責任。在編製該等真實兼公平之賬目時，董事必須貫徹採用適當之會計政策，並且貫徹應用該等會計政策。

在核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向股東報告。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計及判斷，所採用之會計政策是否適合貴公司與貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作為合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示貴公司與貴集團於二零零三年三月三十一日結算時之財務狀況，及貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例妥為編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零零三年七月十八日


核數師報告

	附註	二零零三年 千港元	二零零二年 千港元
營業額	2	523,399	434,749
銷售成本		(368,258)	(296,681)
毛利		155,141	138,068
其他收入	2	2,832	3,483
銷售及分銷成本		(43,844)	(32,418)
行政及其他營運支出		(80,888)	(81,103)
經營溢利	5	33,241	28,030
財務費用	6	(7,069)	(10,595)
應佔聯營公司(虧損)/溢利		(320)	385
除稅前溢利		25,852	17,820
稅項	7	(7,738)	(2,130)
股東應佔溢利		18,114	15,690
每股基本盈利(港仙)	9	2.09	1.81
每股攤薄盈利(港仙)	9	1.54	1.35


綜合損益表

截至二零零三年三月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
資產			
流動資產			
現金及銀行結餘		18,951	13,745
受限制銀行存款	31	40,923	42,140
應收貿易賬款及票據	18	95,598	77,034
存貨	17	85,924	52,636
預付款項、按金及其他應收賬款		11,008	6,300
總流動資產		252,404	191,855
固定資產	14	368,337	371,029
於聯營公司之權益	16	1,166	1,486
總資產		621,907	564,370
負債及股東權益			
流動負債			
應付貿易賬款	19	61,844	29,023
其他應付賬款及應計費用		47,472	38,407
短期銀行貸款	20	66,995	53,249
長期銀行貸款之即期部份	20	22,000	24,401
應付融資租約之即期部份	21	4,501	4,050
應付稅項		12,737	3,117
總流動負債		215,549	152,247
長期應付賬款		2,836	2,836
長期銀行貸款	20	43,641	65,641
應付之融資租約	21	549	—
可換股債券	22	87,127	87,127
遞延稅項	27	127	2,555
總負債		349,829	310,406
股東權益			
股本	24	86,873	86,873
儲備	26	185,205	167,091
總股東權益		272,078	253,964
總負債及股東權益		621,907	564,370

江苔明
主席

顧陵偲
董事


綜合資產負債表

於二零零三年三月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
資產			
流動資產			
現金及銀行結餘		172	71
受限制銀行存款	31	40,923	42,140
預付款項、按金及其他應收賬款		457	340
應收附屬公司	15	38,430	—
總流動資產		79,982	42,551
於附屬公司之權益	15	334,868	375,225
總資產		414,850	417,776
負債及股東權益			
流動負債			
其他應付賬款及應計費用		2,748	3,565
長期銀行貸款之即期部份	20	22,000	22,000
應付融資租約之即期部份	21	4,399	—
應付附屬公司	15	14,612	—
總流動負債		43,759	25,565
長期應付賬款		2,836	2,836
長期銀行貸款	20	43,641	65,641
應付之融資租約	21	467	—
可換股債券	22	87,127	87,127
總負債		177,830	181,169
股東權益			
股本	24	86,873	86,873
儲備	26	150,147	149,734
總股東權益		237,020	236,607
總負債及股東權益		414,850	417,776

江益明
主席

顧陵僖
董事



於二零零三年三月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
年初總權益		253,964	238,274
本年度溢利	26	18,114	15,690
年終總權益		272,078	253,964

綜合權益變動表

截至二零零三年三月三十一日止年度

	附註	二零零三年 千港元	經重列 二零零二年 千港元
經營產生之現金流入淨額	28(a)	58,833	73,001
已付利息		(6,425)	(10,209)
已付香港利得稅		—	—
已付海外所得稅		(546)	(1,303)
經營活動之現金流入淨額		51,862	61,489
投資活動			
減少／(增加)受限制銀行存款		1,217	(1,111)
購置固定資產		(30,016)	(23,146)
出售固定資產		429	3,549
收取利息		1,191	560
投資活動之現金流出淨額		(27,179)	(20,148)
理財活動前之現金流入淨額		24,683	41,341
理財活動	28(b)		
新借短期應付銀行貸款		13,746	—
償還銀行貸款		(24,401)	(32,683)
融資租賃租金之利息部份		(644)	(689)
融資租賃之資本部份		(8,178)	(4,164)
理財之現金流出淨額		(19,477)	(37,536)
現金及現金等價物增加		5,206	3,805
年初現金及現金等價物		13,745	9,597
滙率變動之影響		—	343
年終現金及現金等價物		18,951	13,745


綜合現金流量表

截至二零零三年三月三十一日止年度

1 主要會計政策

就編製此等賬目而採納之主要會計政策列載如下：

(a) 編製基準

此等賬目乃根據香港普遍採納之會計原則及遵照香港會計師公會頒佈之會計實務準則編製。賬目並根據歷史成本常規法(除按公平值列賬之部份物業(如下文會計政策所披露)外)編製。

於本年度，本集團採納以下香港會計師公會頒佈之會計實務準則(「會計實務準則」)，該等準則於二零零二年一月一日或之後開始之會計期間內生效：

會計實務準則第1號(經修訂) ： 財務報表之呈列
會計實務準則第11號(經修訂) ： 外幣換算
會計實務準則第15號(經修訂) ： 現金流量表
會計實務準則第34號(經修訂) ： 僱員福利

採納經修訂會計實務準則對本集團列報之財務業績並沒有重大影響。

(b) 集團會計

(i) 合併基準

綜合賬目包括本公司及其附屬公司截至三月三十一日止之賬目。

附屬公司乃指本公司直接或間接控制過半數投票權、有權管理其財務及營運政策、委任或罷免董事會大部份成員，或於董事會會議控制大多數投票權之公司。

本年度已收購或出售之附屬公司之業績，按收購生效日期起或截至出售生效日期為止(如適用)，該附屬公司之業績列入綜合損益表內。

本集團公司間之所有重大交易及結餘已於綜合賬目時對銷。

出售附屬公司之收益或虧損乃指出售所得之收入與本集團應佔該公司資產淨額之差額，連同之前並未在綜合損益賬內支銷或入賬之任何未攤銷商譽或負商譽，或已在儲備記賬之商譽或負商譽。

在本公司之資產負債表內，附屬公司之投資乃按原值除去減值虧損撥備列賬。附屬公司之業績乃由本公司按已收及應收股息入賬。

1 主要會計政策(續)

(b) 集團會計(續)

(ii) 聯營公司

聯營公司乃指長期持有其股權及可對其管理行使重大影響力之公司，惟並非附屬公司或合營企業。

綜合損益表包括本集團應佔聯營公司之本年度業績，而綜合資產負債表則包括本集團應佔聯營公司之資產淨額及收購產生之商譽或負商譽(扣除累計攤銷)。

在本公司之資產負債表內，聯營公司之投資以成本值減去減值虧損撥備列賬。本公司將聯營公司之業績按已收及應收股息入賬。

當聯營公司之投資賬面值已全數撇銷，便不再採用權益會計法，除非本集團就該聯營公司已產生承擔或有擔保之承擔。

(iii) 外幣

(i) 外幣交易

本公司及其若干附屬公司以其各自國家的主要貨幣記賬。於本年內之外幣交易均按照交易當日之適用滙率折算為各自之記賬貨幣。年結時，以外幣結算之貨幣性資產及負債則按結算日之適用滙率折算記賬。除資本化利息部分外，所有由此產生之滙兌差額均撥入發生期內的損益表計算。

(ii) 海外公司

外地附屬公司於綜合其財務報表的資產負債表均以年結日的滙率轉換成港幣，而損益表則以該年度的平均滙率轉換。所有由此引起的轉換相差則計入權益中的滙兌變動儲備。

(iii) 海外運作

當海外公司的運作成為本集團整體運作的一部份，海外運作交易應以滙率折算政策將其運作視為本集團之運作處理，即外幣貨幣性項目以年終滙率轉換，而收入及支出項目則以交易當日之滙率轉換及由此而產生之滙兌差額應計入本年度的損益表內。

1 主要會計政策(續)

(c) 固定資產

(i) 投資物業

投資物業乃在土地及樓宇中所佔之權益，而該等土地及樓宇之建築工程及發展經已完成，因其具有投資價值而持有，任何租金收入均按公平原則磋商後釐定。

投資物業皆由獨立具專業資格的估值師估值。估值是以個別物業之公開市值為計算基準，而土地及樓宇並不分開估值。估值會用於年度賬目內。重估之增值撥入投資物業重估儲備，減值則首先以整個組合為基礎與先前之增值對銷，然後從經營盈利中扣除。其後任何增值將撥入經營盈利，惟最高以先前扣減之金額為限。

在出售投資物業時，重估儲備中與先前估值有關之已變現部分，將從投資物業重估儲備轉撥至損益賬。

(ii) 在建工程

在建工程乃根據在建的廠房設備及樓宇的成本減累計減值撥備列賬。這包括建築成本、廠房機器和設備及其它直接成本，加上在建築期內所借入資金之利息費用及為該項目而借入外滙借貸而引起的滙兑差額僅以利息成本調整為限。

在資產建成並投入原定用途前，概不就在建工程提取折舊。

(iii) 其它固定資產

固定資產(投資物業及在建工程除外)乃按成本減累計折舊及累計減值列賬。資產之成本包括其購買價及將資產達至現狀及運往現址以作所需用途之任何直接應佔成本。於固定資產開始運作後所產生之支出(例如維修保養及檢修之成本)一般於產生支出期間在損益賬中扣除。倘可明確顯示該支出能夠透過固定資產之使用而帶來日後之經濟利益，將可轉作固定資產之額外成本。

1 主要會計政策(續)

(c) 固定資產(續)

(iv) 折舊

各項資產之折舊乃採用直線法按其估計年率及可用年限撇銷其可折舊額，主要固定資產折舊年率或估計可用年限如下：

租約土地	按租約期計算
樓宇	2%或按租約期(以較短者為準)計算
租約物業裝修	14.3%－20%
廠房設備及機器	20%
傢俬、固定裝置、辦公室及電腦設備	20%
汽車	20%－25%
模具	20%

(v) 減值及出售收益或虧損

於各結算日，本公司均會對內部及外部資料來源進行評估，以確認該等列為在建工程及其它固定資產之資產是否已出現減值。倘有關資產出現減值，本公司則會對其可收回金額作出評估，並(倘有關)就此確認一項減值虧損，將有關資產之賬面值減低至其可收回金額。有關減值虧損將於損益表中予以確認。

出售固定資產(投資物業及在建工程除外)之收益或虧損，乃指出售有關資產所得銷售淨額與其賬面值兩者之差額，並在損益表中確認。任何屬於被出售的資產之重估儲備結餘均轉撥至保留盈餘，並列作儲備變動。

(d) 租賃資產

(i) 融資租賃

融資租賃是指將擁有資產之風險及回報實質上轉讓予本集團之租賃。融資租賃之資產在開始時按租賃資產之公平值或最低租賃付款之現值，以較低者入賬。每期租金均分攤為資本性支出及財務費用，以達到資本結欠額之常數比率。相應租賃承擔在扣除財務費用後計入長期負債內。財務費用於租約期內在損益賬中支銷。

以融資租賃持有之資產按資產之估計可用年限或租約期(以較短者為準)計算折舊。

(ii) 經營租賃

經營租賃是指擁有資產之風險及回報實質上由出租公司保留之租賃。租賃款額在扣除自出租公司收取之任何獎勵金後，於租賃期內以直線法在損益賬中支銷。

1 主要會計政策(續)

(e) 存貨

存貨包括製成品及在製品，按成本值與可變現淨值二者之較低者入賬。成本按加權平均法計算，並包括原材料、直接人工及所有生產經常開支之應佔部份。可變現淨值乃按預計銷售所得款項扣除估計銷售費用計算。

(f) 應收賬款

凡被視為呆賬之應收賬款，均提撥準備。在資產負債表內列賬之應收賬款已扣除有關之撥備。

(g) 現金及現金等價物

現金及現金等價物按成本在資產負債表內列賬。在現金流量表中，現金及現金等價物包括庫存現金、銀行通知存款、由投資日起計算三個月或以內的現金投資及銀行透支。

(h) 準備

當本集團因過去事項而承擔了現時的法定或推定義務，而履行該義務很可能要求含有經濟利益的資源流出，同時該義務的金額可以可靠地估計時，則本集團需為此確認準備。

(i) 僱員福利

(i) 僱員可享假期

僱員可享有之年假和長期服務休假於累算所得時予以確認。本集團就僱員截至結算日所提供之服務所致之年假估計負債作出撥備。

僱員享有之病假及產假不作確認，直至僱員休假時方予以確認。

(ii) 界定供款計劃

本集團根據本地法律及規例為香港員工製定界定供款計劃。此計劃覆蓋所有全職員工。本集團之供款在發生時作費用支銷。

為遵守中國大陸之法律及規例，本集團為當地員工製定的界定供款計劃之供款會交與中國大陸政府已授權之有關機構，供款需按中國大陸規定以工資的一定百分比計算。本集團對該計劃作出之供款在發生時作為費用支銷。

(j) 遞延稅項

因稅務目的計算之溢利與賬目所列之溢利兩者間出現之時差，若預期於可見將來導致應付或應收之負債或資產，則按現行稅率計算遞延稅項。

1 主要會計政策(續)

(k) 或然負債

或然負債即由歷史事件而引致之可能性責任，該等事件之存在僅可由是否發生在本集團非完全管制下之一件或多件未確定將來事件而確定。其亦可為由歷史事件而引致未予以確認之現時責任，原因為不可獲悉經濟來源之流出或無法準確計算該責任。

或然負債不予以確認，但於賬目附註予以披露。倘若消耗資源之可能性發生變動致使可能出現資源消耗，則該負債將作為撥備予以確認。

(l) 收入確認

銷售貨品之收入在擁有權之風險及回報轉移時(一般與貨品付運予客戶及所有權轉移時間相同)確認入賬。

租金收入乃根據直線法按租期計算予以確認。

利息收入按時間比例基準，並計入未償還本金額及適用利率入賬。

(m) 借貸成本

利息乃根據真實發生而計入損益表，不包括已計入發展中建築物成本中直接應佔的利息部份。該計入建築物成本之利息乃按有關加權平均借貸成本直至建築物完成日止。

其他借貸成本，包括有關借貸折扣攤銷及額外費用，於安排借貸時產生的費用及由外滙借貸引起的滙率差額僅按利息成本調整為限，已計入該年度費用內。

(n) 分部報告

按照本集團之內部財務報告，本集團決定地區分部列入主要申報形式。而本集團的營業額及業績，超過90%來自由香港及中國大陸製造及買賣之家具用品，故毋須提供業務分部資料。

就地區分部而言，營業額乃按客戶所在國家區別。而總資產和資本性開支則按資產所在地區別。

本集團的生產設施全部放置於中國大陸，因此，按地區分佈的資產、負債及資本性開支的資料分析並無提供。

1 主要會計政策(續)

(o) 結算日後事項

年度結束後，能夠對於結算日本集團的情況提供額外資料，或顯示持續經營假設不適用的事項(調整事項)，將在財務報表中反映。不屬於調整事項的結算日後事項於賬目附註中予以披露。

(p) 估計的使用

根據香港公認會計原則而編製財務報表，管理層需要作出可能影響披露金額的估計和假設。因此，實際的結果可能與該等估計不同。

2 營業額及其他收入

營業額及其他收入之分析如下：

	本集團	
	二零零三年 千港元	二零零二年 千港元
營業額		
銷售貨品	523,399	434,749
其他收入		
租金收入(已扣除開支)	444	454
利息收入	1,191	1,671
其他	1,197	1,358
	2,832	3,483
收入總額	526,231	438,232

3. 分部資料

(a) 地區分部

本集團於本年的客戶地區分佈之營業額及業績分析如下：

	營業額		分部業績	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
美國	313,742	235,424	63,056	51,700
加拿大	36,380	31,809	5,354	7,523
香港	39,432	42,274	9,676	6,784
中國大陸	91,558	90,453	763	11,206
歐洲	23,817	21,301	3,323	4,621
其他	18,470	13,488	3,780	3,383
	523,399	434,749	85,952	85,217
未分配之企業成本			(52,711)	(57,187)
經營溢利			33,241	28,030

(b) 本集團的銷售及業績超過90%來自製造及買賣家居用品，故無須提供業務分部資料。

4. 主要客戶

本年度，本集團最大客戶佔總營業額約41%（二零零二年－29%）。

5. 經營溢利

經營溢利已計入及扣除下列各項：

	本集團	
		經重列
	二零零三年	二零零二年
	千港元	千港元
已計入：		
回撥呆壞賬撥備	427	—
回撥呆壞存貨撥備	7,403	6,593
利息收入	1,191	1,671
租金收入(已扣除開支)	444	454
回撥聯營公司減值準備	294	85
已扣除：		
核數師酬金	800	800
折舊：		
－自置固定資產	36,478	40,868
－租賃固定資產	1,141	3,284
	37,619	44,152
土地及樓宇之經營租約租金	6,121	5,858
薪酬及薪金(不包括董事酬金)	79,734	56,153
匯兌虧損淨額	924	86
出售固定資產之虧損	1,824	503
呆壞賬撥備	—	1,940
重估投資物業之虧絀	2,014	—

6. 財務費用

	本集團	
	二零零三年	二零零二年
	千港元	千港元
下列各項之利息：		
須於五年內全數償還之銀行貸款	4,140	7,676
可換股債券	2,285	2,291
融資租約	644	689
財務費用總額	7,069	10,656
減：資本化之在建工程利息 *(附註14)*	—	(61)
	7,069	10,595

7. 稅項

	本集團	
	二零零三年	二零零二年
	千港元	千港元
香港		
—本年度撥備	9,620	235
中國大陸		
—本年度撥備	546	174
遞延稅項 *(附註27)*	(2,428)	1,721
本年度稅項支出	7,738	2,130

香港利得稅乃按本年度香港業務之估計應課稅溢利，以16%稅率計算(二零零二年 — 16%)。海外溢利之稅項乃根據本年度估計應課稅溢利按其管轄權區域內之通用稅率計算。

本集團於中國大陸註冊之附屬公司所享用的稅務豁免及優惠，已於二零零一年到期。本年度內，中國大陸附屬公司的中國大陸所得稅乃按估計應課稅溢利，以15%稅率計算。

於二零零三年三月三十一日，本集團內數間公司，就有關本集團內的公司相互徵費及轉讓定價之安排，收到香港稅務局所發出的香港利得稅評稅或補加評稅通知書。本集團已就該評稅通知書提出反對。然而，管理層認為本集團已為該最終評稅結果而可能引起的附加稅項，作出足夠撥備。

8. 股東應佔溢利

已在本公司之財務報表中處理之股東應佔溢利約413,000港元(二零零二年－98,000港元)。

9. 每股盈利

每股基本盈利乃根據本年度之股東應佔溢利約18,114,000港元(二零零二年－15,690,000港元)及本年度已發行普通股之加權平均數868,733,440股(二零零二年－868,733,440股)計算。

計算每股攤薄盈利的方法乃根據本年度調整後之股東應佔溢利淨額約20,034,000港元(二零零二年：17,610,000港元)及假設把所有可換股債券於二零零二年四月一日兌換成股份，本年度發行後之普通股加權平均股數為1,304,366,720股(二零零二年－1,304,366,720股)。

用於計算每股基本和攤薄盈利的普通股數量的對賬如下：

	本集團	
	二零零三年	二零零二年
計算每股基本盈利使用之加權平均普通股股數	868,733,440	868,733,440
視為無代價發行之普通股股數	435,633,280	435,633,280
計算每股攤薄盈利使用之加權平均普通股股數	1,304,366,720	1,304,366,720

10. 員工成本

	本集團	
		經重列
	二零零三年	二零零二年
	千港元	千港元
工資及薪酬	70,632	52,975
解僱補償	2,586	2,100
退休福利成本－界定供款計劃 *(附註23)*	6,516	1,078
	79,734	56,153

二零零三年三月三十一日

11. 董事酬金

根據聯交所頒佈之上市規則及香港公司條例第161條之規定而披露之董事酬金詳情如下：

	本集團	
	二零零三年 千港元	二零零二年 千港元
袍金：		
執行董事	—	—
非執行董事	140	140
獨立非執行董事	580	580
	720	720
其他酬金：		
執行董事：		
基本薪金、住屋福利、其他津貼及實物利益	2,950	2,280
退休計劃供款	24	24
	3,694	3,024

董事酬金以董事數目及酬金範圍劃分如下：

	本集團 董事數目	
	二零零三年	二零零二年
零－1,000,000港元	6	6
1,000,001港元－1,500,000港元	2	2
	8	8

本年內，並無訂立董事免收或同意免收任何酬金之安排。

12. 五名最高薪酬僱員

本集團五名最高薪酬僱員包括兩名(二零零二年－二名)本公司董事，其酬金詳情已載於上文附註11。餘下三名(二零零二年－三名)最高薪酬僱員之酬金詳情如下：

	本集團	
	二零零三年	二零零二年
	千港元	千港元
基本薪金、住屋福利、其他津貼及實物利益	2,895	2,675
退休計劃供款	24	31
	2,919	2,706

他們的酬金於下列範圍之內：

	本集團	
	僱員人數	
	二零零三年	二零零二年
酬金範圍		
零－1,000,000港元	2	2
1,000,001港元－1,500,000港元	1	1
	3	3

13. 綜合資產負債表附加財務資料

於二零零三年三月三十一日，本集團之流動資產淨值約為36,855,000港元(二零零二年－39,608,000港元)。而同日總資產減去流動負債額約為406,358,000港元(二零零二年－412,123,000港元)。

二零零三年三月三十一日

14. 固定資產

	本集團 二零零三年								
	投資物業	租約土地及樓宇	租約物業裝修	廠房設備及機器	傢俬、固定裝置、辦公室及電腦設備	汽車	模具	在建工程	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
成本或估值：									
年初	3,614	327,005	21,643	94,392	29,771	14,391	134,279	–	625,095
固定資產增加	–	52	188	12,867	3,014	545	19,213	3,315	39,194
出售	–	–	(60)	(1,282)	(563)	(1,956)	(9,081)	–	(12,942)
估值 *(附註5)*	(2,014)	–	–	–	–	–	–	–	(2,014)
由在建工程轉入	–	1,444	1,169	443	–	–	–	(3,056)	–
年終	1,600	328,501	22,940	106,420	32,222	12,980	144,411	259	649,333
累計折舊及減值：									
年初	–	28,302	13,528	77,732	23,673	12,698	98,133	–	254,066
本年折舊	–	6,798	2,646	7,190	3,191	1,177	16,617	–	37,619
出售	–	–	(45)	(1,241)	(549)	(1,862)	(6,992)	–	(10,689)
年終	–	35,100	16,129	83,681	26,315	12,013	107,758	–	280,996
賬面淨值：									
年終	1,600	293,401	6,811	22,739	5,907	967	36,653	259	368,337
年初	3,614	298,703	8,115	16,660	6,098	1,693	36,146	–	371,029

14. 固定資產(續)

於二零零三年三月三十一日，以上資產之成本或估值分析如下：

	投資物業	租約土地及樓宇	租約物業裝修	廠房設備及機器	傢俬、固定裝置、辦公室及電腦設備	汽車	模具	在建工程	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
成本	–	328,501	22,940	106,420	32,222	12,980	144,411	259	647,733
估值	1,600	–	–	–	–	–	–	–	1,600
	1,600	328,501	22,940	106,420	32,222	12,980	144,411	259	649,333

於二零零二年三月三十一日，以上資產之成本或估值分析如下：

	投資物業	租約土地及樓宇	租約物業裝修	廠房設備及機器	傢俬、固定裝置、辦公室及電腦設備	汽車	模具	在建工程	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
成本	–	327,005	21,643	94,392	29,771	14,391	134,279	–	621,481
估值	3,614	–	–	–	–	–	–	–	3,614
	3,614	327,005	21,643	94,392	29,771	14,391	134,279	–	625,095

融資租賃資產之淨值：

	投資物業	租約土地及樓宇	租約物業裝修	廠房設備及機器	傢俬、固定裝置、辦公室及電腦設備	汽車	模具	在建工程	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零三年三月三十一日	–	–	–	7,803	–	234	–	–	8,037
於二零零二年三月三十一日	–	–	–	–	–	–	2,860	–	2,860

14. 固定資產(續)

本集團所持有的投資物業和租約土地及樓宇淨值分析如下：

	本集團	
	二零零三年 千港元	二零零二年 千港元
按中期租約持有：		
香港	26,548	29,141
中國大陸	268,453	273,176
	295,001	302,317

投資物業於二零零三年二月二十八日按公開市值基準由本集團聘用獨立專業測量師忠誠測量行有限公司重估。

本集團之全部資產已作約105,600,000港元(二零零二年－129,500,000港元)有抵押之銀行貸款及約87,100,000港元(二零零二年－87,100,000港元)可換股債券作抵押之用。

本集團所有在建工程均位於香港以外地區按中期租約持有。截至二零零三年三月三十一日止年度內租約土地及樓宇並無包括重大資本化利息(二零零二年－61,000港元)。

15. 於附屬公司之權益或應收(付)附屬公司

	本公司	
	二零零三年 千港元	二零零二年 千港元
非流動性：		
非上市股份，成本值	158,598	158,598
應收附屬公司	518,436	578,030
應付附屬公司	(48,253)	(67,282)
	628,781	669,346
減：減值準備	(293,913)	(294,121)
	334,868	375,225
流動性：		
應收附屬公司	38,430	－
應付附屬公司	(14,612)	－

15. 於附屬公司之權益或應收(付)附屬公司(續)

於二零零三年三月三十一日的主要附屬公司資料如下：

附屬公司名稱	成立／註冊地點	已發行普通股／註冊資本面值	本公司應佔股本百分比	主要業務
直接持有				
Magician Investments (BVI) Limited	英屬處女群島	6美元普通股	100%	投資控股
Treasure Trend Development Limited	英屬處女群島	1美元普通股	100%	投資控股
間接持有				
大潤發展有限公司	香港	3港元普通股	100%	採購紙張、塑膠及五金物料及產品
Magicgrand Development Limited	英屬處女群島	1美元普通股	100%	塑膠及五金產品之製造及貿易
江氏通達有限公司	香港	5港元普通股	100%	塑膠及五金產品之推銷及貿易
金達塑膠五金製品(深圳)有限公司	中國大陸	180,000,000港元註冊資本	100%	塑膠及五金產品之製造及貿易
驕銘有限公司	香港	3港元普通股	100%	塑膠及五金產品之推銷及貿易
勵高(中國)有限公司	香港	2港元普通股	100%	塑膠及五金產品之推銷及貿易
金達實業有限公司	香港	251,000港元普通股	100%	塑膠及五金產品之推銷及貿易
Hopeward Holdings Limited	英屬處女群島	1美元普通股	100%	物業持有
Falton Investment Limited	香港	2港元普通股	100%	物業持有

15. 於附屬公司之權益或應收(付)附屬公司(續)

除Magicgrand Development Limited及金達塑膠五金製品(深圳)有限公司外，其他所有附屬公司均在香港經營。

董事認為上表列示了主要影響本年度業績或組成本集團大部份資產淨值之本公司的附屬公司。董事認為提供其他附屬公司之詳情可能會造成冗長。

除應收或應付附屬公司乃由一般營運資金組成，並列賬於流動資產及流動負債外，其他與附屬公司之結餘均無抵押、免息及沒有固定還款期。

根據董事之意見，於二零零三年三月三十一日附屬公司之實際價值不低於其賬面值。

16. 於聯營公司之權益

	本集團	
	二零零三年 千港元	二零零二年 千港元
所佔資產淨值	1,106	1,426
一間聯營公司所欠款項	524	818
	1,630	2,244
減：減值準備	(464)	(758)
	1,166	1,486

聯營公司所欠款項之結餘乃無抵押，年息率四厘及沒有固定還款期。

本集團持有一間於香港註冊成立之公司達培實業有限公司之已發行股本40%權益。該公司從事五金產品製造及貿易之業務。

董事認為聯營公司於二零零三年三月三十一日實際價值不低於該日之賬面價值。

17. 存貨

	本集團	
	二零零三年	二零零二年
	千港元	千港元
原料	29,840	21,502
在製品	20,014	12,880
製成品	46,952	36,539
	96,806	70,921
減：呆壞存貨撥備	(10,882)	(18,285)
	85,924	52,636

於二零零三年三月三十一日，並無存貨以可變現淨值列賬。

18. 應收貿易賬款及票據

	本集團	
	二零零三年	二零零二年
	千港元	千港元
應收貿易賬款	100,530	83,000
應收票據	5,718	5,111
	106,248	88,111
減：呆壞賬撥備	(10,650)	(11,077)
	95,598	77,034

18. 應收貿易賬款及票據(續)

應收貿易賬款及票據賬齡分析如下：

	本集團	
	二零零三年 千港元	二零零二年 千港元
少於一個月	40,857	35,924
一個月到二個月	25,427	20,780
二個月到三個月	15,915	12,075
三個月到六個月	12,903	9,116
六個月到一年	4,737	4,776
超過一年	6,409	5,440
	106,248	88,111
減：呆壞賬撥備	(10,650)	(11,077)
	95,598	77,034

應收貿易賬款客戶數期約為三十天到六十天。

19. 應付貿易賬款

應付貿易賬款賬齡分析如下：

	本集團	
	二零零三年 千港元	二零零二年 千港元
少於三個月	52,678	25,665
三個月至六個月	7,396	1,818
六個月至一年	793	1,245
超過一年	977	295
	61,844	29,023

20. 銀行貸款

	本集團		本公司	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
按揭貸款	—	2,401	—	—
短期銀行借貸	66,995	53,249	—	—
長期銀行借貸	65,641	87,641	65,641	87,641
	132,636	143,291	65,641	87,641
其中：				
有抵押	132,636	143,291	65,641	87,641
以上銀行借貸償還時間如下：				
一年內或催繳時	88,995	77,650	22,000	22,000
一年到二年	22,000	22,000	22,000	22,000
二年到五年	21,641	43,641	21,641	43,641
五年共償還	132,636	143,291	65,641	87,641
列作流動負債部份	(88,995)	(77,650)	(22,000)	(22,000)
長期部份	43,641	65,641	43,641	65,641

於二零零零年十一月，本集團與十八間銀行集團(「銀行集團」)，簽定債務重整契約以重整本集團尚餘銀行貸款。詳情已在本集團於二零零零年十月三十日的公佈，二零零一年及二零零二年的年報刊登。

債務重整結果為(i)依債務和解安排償還部份債務，(ii)本集團尚餘銀行貸款的主要部份則發行可換股債券(見附註22)，及(iii)剩餘債項約110,000,000港元作五年期之定期貸款，年利率按香港同業三個月拆息加1厘計算。本金每隔六個月，以11,000,000港元支付，而最後一期款項將於二零零五年十二月十七日支付。在第五年結束後，定期貸款之餘額將全數償還。定期貸款之利息每季支付。

於二零零三年三月三十一日，長期銀行借貸由本集團的固定資產(見附註14)及部份受限制銀行存款(見附註31(b))作抵押。

21. 應付之融資租約

於二零零三年三月三十一日，本集團及本公司的應付之融資租約如下：

	本集團		本公司	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
根據融資租約上所列之總最低融資款項：				
一年內	4,726	4,271	4,612	–
第二年	556	–	471	–
	5,282	4,271	5,083	–
日後財務費用	(232)	(221)	(217)	–
融資租約的應付金額現值	5,050	4,050	4,866	–
根據融資租約的應付金額的現值：				
一年內	4,501	4,050	4,399	–
第二年	549	–	467	–
	5,050	4,050	4,866	–

22. 可換股債券

	本集團及本公司	
	二零零三年 千港元	二零零二年 千港元
無息票有抵押可換股債券(「無息債券」)：		
年初及年終	30,000	30,000
四厘息票有抵押可換股債券(「4厘債券」)：		
年初及年終	57,127	57,127
總額	87,127	87,127

無息債券及4厘債券乃按其票面值發行及本公司須付分別零息及4厘之年息。本公司有權在二零零五年十二月十五日前任何時間內以其票面值及未付之利息作價贖回部份或全部之可換股債券。無息及4厘債券均由本集團之固定資產作擔保(見附註14)。

22. 可換股債券(續)

無息債券及4厘債券之主要條款包括(i)於發行日第五週年償還尚餘本金；(ii)按每股股份0.2港元之價格或在違約情況下以每股股份0.15港元之價格兑換本公司繳足普通股(可根據債務重整契約予調整)；(iii)由發行日期起計五年之換股期。(iv)4厘債券之年息為4厘，須於每六個月到期時支付。

由於本公司有贖回的權利，該等無息債券及4厘債券之持有者可在二零零五年十二月十五日當日或之前任何時間作價每股0.20港元兑換成本公司票面值0.10港元的已繳足普通股股票。兑換股票價仍按著債務重整協議有關發行無息債券及4厘債券所提及之不同情況而調整。

根據債務重整契約，本集團除以上所述外須遵從以下財務條件：

(a) 由截至二零零三年至二零零五年十二月三十一日止年度內，資本與負債比率不超過100%；

(b) 截至二零零三年十二月三十一日止年度內及二零零四年十二月三十一日止年度內，未計入財務費用和税項之溢利除以利息費用之比率各不少於1.5倍及不少於2.0倍；

(c) 截至二零零三年至二零零五年十二月三十一日止年度內，有形資產減去負債的淨值不少於200,000,000港元。

於二零零三年三月三十一日，本集團均遵從以上財務條件。

23. 退休福利責任

自二零零零年十二月一日起，本集團已安排其在香港聘用之僱員參加強制性公積金計劃(「強積金計劃」)。強積金計劃乃根據該年內頒佈之強制性公積金條例而成立，根據強積金計劃及強積金條例規定，本集團與每位僱員分別負責該僱員每月薪金5%之供款，不論僱主或僱員之供款乃按每月不超過20,000港元薪金而計算，如僱員每月薪金少於5,000港元，僱員之供款則屬自願性質。

本集團在中國大陸的附屬公司需要為中國國內全職員工設立退休供款計劃。此計劃受中國政府有關部門監管。本集團及員工需按此計劃規定各按平均薪金之一定百分比作出供款，而有關市政府承諾承擔本集團在中國大陸的附屬公司全體現有及未來退休員工之退休福利責任。

於本年度內，本集團的界定供款計劃僱主供款總額約6,540,000港元(二零零二年－1,102,000港元)。

24. 股本

	本公司	
	二零零三年	二零零二年
	千港元	千港元
法定：		
4,000,000,000股（二零零二年－4,000,000,000股）每股面值0.10港元之普通股	400,000	400,000
已發行及繳足：		
868,733,440股（二零零二年－868,733,440股）每股面值0.10港元之普通股	86,873	86,873

25. 購股權計劃

本公司根據一九九五年九月二十日採納的購股權計劃（「舊購股權計劃」）已於二零零二年八月八日終止。所有由舊購股權計劃授出的購股權已於二零零一年到期。而新之購股權計劃已於二零零二年八月八日獲本公司之股東批准，可由本公司之董事選擇性授予本公司或任何附屬公司全職僱員或董事以認購本公司所發行之普通股，而每批購股權需支付象徵式代價港幣1元。於二零零三年三月三十一日，計劃中可予發行的股份數目為86,873,344普通股，佔已發行股本的10%。每個購股權只可行使一股本公司之普通股，而其行使價由董事會釐定，並為以下：

(1) 股份於建議日期在聯交所每日報價表所載之收市價；及

(2) 股份於建議日期前五個營業日在聯交所每日報價所載之平均收市價，

以較高者為準，惟認購價不得低於股份面值。行使購股權時期為董事會不時釐定授出購股權之日期。

截至二零零三年三月三十一日止，沒有尚餘有效之購股權，於此期間亦無因終止顧傭合約授出或取消之購股權。

26. 儲備

本集團及本公司在本年內儲備之變動分析如下：

本集團	二零零三年						二零零二年
	股份溢價	資本贖回儲備	兌換變動儲備	繳納盈餘	累積虧損	總數	總數
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
年初	282,049	1,265	139	51	(116,413)	167,091	151,401
本年溢利淨額	—	—	—	—	18,114	18,114	15,690
年終	282,049	1,265	139	51	(98,299)	185,205	167,091
本公司及附屬公司	282,049	1,265	139	51	(99,040)	184,464	166,030
聯營公司	—	—	—	—	741	741	1,061
年終	282,049	1,265	139	51	(98,299)	185,205	167,091

本公司	二零零三年					二零零二年
	股份溢價	資本贖回儲備	繳納盈餘	累積虧損	總數	總數
	千港元	千港元	千港元	千港元	千港元	千港元
年初	282,049	1,265	158,398	(291,978)	149,734	149,636
本年溢利淨額	—	—	—	413	413	98
年終	282,049	1,265	158,398	(291,565)	150,147	149,734

根據中國大陸法例及法規，外資公司須將其年度部份純利撥入法定儲備，包括普通儲備、企業發展基金、員工福利及紅利基金等項目。

本集團在中國大陸境內之附屬公司是屬於外資公司，按規定，這些公司須從其除稅後溢利中提不少於百份之十作普通儲備直至儲備額達註冊資本的百份之五十為止。動用普通儲備必須得到有關當局批准及其用途僅限於充減累計虧損及增加股本。而動用企業發展基金亦必須得到有關當局批准及其用途僅限於增加股本。員工福利及紅利基金則僅限於該中國大陸境內附屬公司員工福利之用，而動用企業發展基金及員工福利及紅利基金與否則由該中國大陸境內附屬公司之董事局決定。

本集團在中國大陸境內之附屬公司因截至二零零三年三月三十一日止年度錄得淨虧損，故沒有撥入法定儲備。

26. 儲備(續)

本集團之繳納盈餘為其附屬公司在被本集團收購日當天股份之面值及本公司作為收購代價於一九九五年本集團重組之日發行之股份面值之差額。

根據百慕達一九八一年公司法(經修訂)，本公司之繳納盈餘可作分派用途。然而，在下列情況下，本公司不得以繳納盈餘宣派或派付股息或作出分派：

(a) 作出分派後會導致無法償還到期債項；或

(b) 其資產之可變現淨值低於其債項、已發行股本及股份溢價之總和。

27. 遞延稅項

	本集團	
	二零零三年 千港元	二零零二年 千港元
年初	2,555	834
時間差異準備 *(附註7)*	172	1,721
回撥 *(附註7)*	(2,600)	—
年終	127	2,555

本集團之遞延稅項負債為加速折舊減免而引起之稅項時差數，但並沒有計入稅務虧損為遞延稅項資產。

於二零零三年三月三十一日，本集團及本公司沒有其他未提準備的重大遞延稅項。

28. 綜合現金流量表附註

(a) 經營溢利與經營活動現金流入淨額之對賬表：

	本集團	
		經重列
	二零零三年	二零零二年
	千港元	千港元
經營溢利	33,241	28,030
固定資產折舊	37,619	44,152
出售固定資產虧損	1,824	503
重估投資物業之虧絀	2,014	—
呆壞賬撥備	—	1,940
回撥呆壞賬撥備	(427)	—
回撥呆壞存貨撥備	(7,403)	(6,593)
回撥聯營公司減值撥備	(294)	(85)
利息收入	(1,191)	(1,671)
營運資金變動前之經營溢利	65,383	66,276
應收貿易賬款及票據、預付款項、按金及其他應收賬款之增加	(22,845)	(2,549)
存貨之（增加）／減少	(25,885)	2,979
一間聯營公司欠款之減少	294	26
應付貿易賬項、其他應付賬款及應計費用之增加	41,886	6,269
經營活動產生之現金流入淨額	58,833	73,001

(b) 年內融資項目變動分析：

	二零零三年					二零零二年
	股本及溢價	應付融資租約	銀行貸款	可換股債券	總數	總數
	千港元	千港元	千港元	千港元	千港元	千港元
年初	368,922	4,050	143,291	87,127	603,390	639,894
滙兌差異	—	—	—	—	—	343
融資租賃之利息在損益賬扣除	—	644	—	—	644	689
融資租賃開始生效	—	9,178	—	—	9,178	—
融資之現金流出淨額	—	(8,822)	(10,655)	—	(19,477)	(37,536)
年終	368,922	5,050	132,636	87,127	593,735	603,390

(c) 不涉及現金之重大交易：

於本集團於本年度內就租約生效時資本總值9,178,000港元（二零零二年－無）之資產訂立融資租賃協定。

29. 或然負債

於二零零三年三月三十一日，本公司有向與本公司之附屬公司貸款之銀行作出26,995,000港元（二零零二年－13,800,000港元）擔保。

30. 承擔

(a) 資本承擔在購買土地及樓宇、及廠房設備及機器

	本集團	
	二零零三年 千港元	二零零二年 千港元
已承諾及已簽訂合約	6,730	1,073

(b) 經營租約承擔

於二零零三年三月三十一日，按不可撤銷的營業租賃租約，本集團應付的最低租金總額如下：

	本集團	
	二零零三年 千港元	二零零二年 千港元
物業		
一年內	3,491	3,789
二年到五年	2,838	4,288
五年後	—	12
	6,329	8,089

31. 銀行貸款

有關附註20所述之長期銀行借貸，本集團於二零零三年三月三十一日之銀行累計信貸額約為80,000,000港元（二零零二年－81,800,000港元）作透支、出口融資及流動資金用途，同日未用之信貸額約為13,005,000港元（二零零二年－26,200,000港元）。該信貸額有下列之抵押：

(a) 本公司連同其三間全資附屬公司提供公司擔保予授予本集團一般銀行信貸之銀行；

(b) 由銀行集團抵押代理人持有之本集團受限制銀行存款約40,923,000港元（二零零二年－42,140,000港元）。如本集團欲動用此存款，事先須得銀行集團批核，而該筆存款之年息率為0.6% －1.5%（二零零二年－1.3%－4.7%）。

(c) 本集團的部分租約土地及樓宇共約87,155,000港元（二零零二年－108,620,000港元），用作抵押約40,000,000港元銀行貸款（二零零二年－約41,800,000港元）。

32. 最終控股公司

董事認為在百慕達註冊的通達工業(集團)有限公司為最終控股公司。

33. 財務報告之批准

財務報表於二零零三年七月十八日經董事會批准。

二零零三年三月三十一日

一般資料

以下為本集團於過去五個財政年度之綜合業績及資產與負債，乃摘錄自本集團已刊發之已審核財務報表，並已作出適當之重新分類：

	截至三月三十一日止年度				
	二零零三年 千港元	二零零二年 千港元	二零零一年 千港元	二零零零年 千港元	一九九九年 千港元
營業額					
持續經營業務	523,399	434,749	404,490	494,525	608,634
已終止經營業務	–	–	–	87,741	105,222
	523,399	434,749	404,490	582,266	713,856
經營溢利／(虧損)					
持續經營業務	26,172	17,435	6,187	(118,781)	(259,042)
已終止經營業務	–	–	–	445	4,730
	26,172	17,435	6,187	(118,336)	(254,312)
應佔聯營公司業績	(320)	385	(330)	(230)	(239)
除稅前溢利／(虧損)	25,852	17,820	5,857	(118,566)	(254,551)
稅項	(7,738)	(2,130)	(102)	(310)	(1,045)
未計少數股東權益前溢利／(虧損)	18,114	15,690	5,755	(118,876)	(255,596)
少數股東權益	–	–	(74)	340	(1,924)
股東應佔日常業務溢利／(虧損)淨額	18,114	15,690	5,681	(118,536)	(257,520)

	於三月三十一日				
	二零零三年 千港元	二零零二年 千港元	二零零一年 千港元	二零零零年 千港元	一九九九年 千港元
資產及負債					
總資產	621,907	564,370	578,391	636,521	784,148
總負債	(349,829)	(310,406)	(340,117)	(490,875)	(519,935)
少數股東權益	–	–	–	74	48
淨資產	272,078	253,964	238,274	145,720	264,261


五年財政年度之撮要


MAGICIAN
INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司



MAGICIAN
INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

香港荃灣沙咀道五十七號
荃運工業中心第二期
二十四樓E-H座

Flat E - H, 24/F., Phase II,
Superluck Industrial Centre,
57 Sha Tsui Road,
Tsuen Wan, Hong Kong.

